EXHIBIT 19

FIRST QUARTER 1999



FIRST UNION
CORPORATION
AND SUBSIDIARIES


Management's Analysis of Operations

Quarterly Financial Supplement
Three Months Ended March 31, 1999






Dividend Growth
Current dividend annualized
(In dollars)



(A line chart appears here. See the table for plot points.)


  78        79        80        81        82        83       84        85        86        87        88
 0.145     0.155     0.165      0.18      0.20    0.225     0.245      0.29     0.325     0.385      0.43




  89        90        91        92        93        94        95        96       97        98       Current
  0.50      0.54      0.56      0.64      0.75      0.86      0.98     1.10      1.22      1.58        1.88


FIRST UNION CORPORATION AND SUBSIDIARIES
QUARTERLY FINANCIAL SUPPLEMENT
THREE MONTHS ENDED MARCH 31, 1999
TABLE OF CONTENTS
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                                                                                                              PAGE
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
Financial Highlights                                                                                             1

Management's Analysis of Operations                                                                              2

Consolidated Summaries of Income, Per Share, Balance Sheet and Other Data                                      T-1

Merger-Related and Restructuring Charges                                                                       T-2

Business Segments                                                                                              T-3

Selected Performance, Dividend Payout and Other Ratios                                                         T-7

Securities Available for Sale                                                                                  T-8

Investment Securities                                                                                          T-9

Loans                                                                                                         T-10

Interest-Only and Residual Certificates                                                                       T-11

Allowance for Loan Losses and Nonperforming Assets                                                            T-12

Intangible Assets                                                                                             T-13

Deposits                                                                                                      T-13

Time Deposits in Amounts of $100,000 or More                                                                  T-13

Long-Term Debt                                                                                                T-14

Changes in Stockholders' Equity                                                                               T-16

Capital Ratios                                                                                                T-16

Off-Balance Sheet Derivative Financial Instruments                                                            T-17

Off-Balance Sheet Derivatives - Expected Maturities                                                           T-19

Off-Balance Sheet Derivatives Activity                                                                        T-19

Net Interest Income Summaries                                                                                 T-20

Consolidated Balance Sheets                                                                                   T-22

Consolidated Statements of Income                                                                             T-23

Consolidated Statements of Cash Flows                                                                         T-24





FINANCIAL HIGHLIGHTS
------------------------------------------------------------------------------------------------------------------

                                                                                               Three Months Ended
                                                                                                        March 31,
                                                                                          ------------------------

(Dollars in millions, except per share data)                                                     1999        1998
------------------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
Net income before merger-related and restructuring
  charges (Operating earnings)                                                            $       965         809
After tax merger-related and restructuring charges                                                259          19
------------------------------------------------------------------------------------------------------------------
Net income after merger-related and restructuring charges                                 $       706         790
------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Diluted earnings
  Net income before merger-related and restructuring charges                              $      1.00        0.83
  Net income after merger-related and restructuring charges                                      0.73        0.81
Basic earnings
  Net income before merger-related and restructuring charges                                     1.00        0.84
  Net income after merger-related and restructuring charges                                      0.73        0.82
Cash dividends                                                                                   0.47        0.37
Book value                                                                                      16.76       16.31
Period-end price                                                                          $   53.4375     56.8125
Dividend payout ratio (Based on operating earnings)                                             47.00 %     42.26
Average shares (In thousands)
  Diluted                                                                                     968,626     977,155
  Basic                                                                                       959,833     965,120
Actual shares (In thousands)                                                                  968,139     972,775
------------------------------------------------------------------------------------------------------------------
PERFORMANCE HIGHLIGHTS
Before merger-related and restructuring charges
    Return on average assets (a)                                                                 1.74 %      1.56
    Return on average stockholders' equity (a) (b)                                              24.30       21.22
    Overhead efficiency ratio                                                                   56.13       56.39
Net charge-offs as a percentage of
  Average loans, net (a)                                                                         0.49        0.39
  Average loans, net, excluding Bankcard (a)                                                     0.36        0.24
Nonperforming assets to loans, net, and foreclosed properties                                    0.71        0.75
Net interest margin (a)                                                                          3.74 %      4.08
------------------------------------------------------------------------------------------------------------------
CASH EARNINGS (Excluding other
  intangible amortization)
  Before merger-related and restructuring charges
    Net income                                                                            $     1,046         865
    Diluted earnings per share                                                            $      1.08        0.89
    Return on average tangible assets (a)                                                        1.93 %      1.69
    Return on average tangible stockholders' equity (a) (b)                                     38.20       28.03
    Overhead efficiency ratio                                                                   53.58 %     54.05
------------------------------------------------------------------------------------------------------------------
PERIOD-END BALANCE SHEET DATA
Securities available for sale                                                             $    39,417      34,252
Investment securities                                                                           2,006       3,227
Loans, net of unearned income                                                                 133,416     133,814
Earning assets                                                                                194,806     192,642
Total assets                                                                                  222,955     219,944
Noninterest-bearing deposits                                                                   31,757      32,184
Interest-bearing deposits                                                                     102,467     105,751
Long-term debt                                                                                 24,858      13,738
Stockholders' equity                                                                      $    16,231      15,806
------------------------------------------------------------------------------------------------------------------

(a)   Annualized.
(b) Excludes average net unrealized gains or losses on debt and equity securities.
(c) The overhead efficiency ratio is equal to noninterest expense divided by the sum of tax-equivalent net interest income and noninterest income.

MANAGEMENT'S ANALYSIS OF OPERATIONS
      The following discussion and other portions of this Financial Supplement contain various forward-looking statements. Please refer to our 1999 First Quarter Report on Form 10-Q for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements.

EARNINGS HIGHLIGHTS

      First Union's operating earnings in the first quarter of 1999 were $965 million compared with $809 million in the first quarter of 1998. On a per share basis, operating earnings amounted to $1.00 in the first quarter of 1999, including a $0.12 per share after-tax gain resulting from the acquisition by Concord EFS, Inc., of Electronic Payment Services, Inc., an electronic transaction processor in which First Union held a 20 percent interest. Operating earnings per share in the first quarter of 1998 amounted to $0.83.

      Operating earnings exclude merger-related and restructuring charges of $259 million after tax in the first quarter of 1999, or $0.27 per share, and $19 million after tax, or $0.02 per share, in the first quarter of 1998. These charges in the first quarter of 1999 were primarily associated with a restructuring plan announced in March 1999 related to streamlining operations and reducing noninterest expense. After these charges, earnings per share were $0.73 in the first quarter of 1999 and $0.81 in the first quarter of 1998.

      Growth in operating earnings in the first quarter of 1999 compared with the first quarter of 1998 was led by a 41 percent increase in fee income, which represents noninterest income excluding securities gains. Key contributions to the growth in fee income came from our Capital Markets Group and our Capital Management Group. Capital Markets fee income increased 71 percent to $483 million in the first quarter of 1999 from the first quarter of 1998, led by growth in trading and investment banking activities. Capital Management fee income increased 16 percent to $499 million in the first quarter of 1999 from the first quarter of 1998, primarily the result of strong growth in retail brokerage activities and trust.

      Noninterest expense was $2.5 billion in the first quarter of 1999 and $1.8 billion in the first quarter of 1998. Much of the increase was attributable to the June 30, 1998, purchase accounting acquisition of The Money Store and to the merger-related and restructuring charges, as well as higher personnel costs and continued investments essential to our long-term growth. The operating overhead efficiency ratio before merger-related and restructuring charges was 56.13 percent in the first quarter of 1999 and 56.39 percent in the first quarter of 1998.

      Nonperforming assets were $950 million, or 0.71 percent of net loans and foreclosed properties at March 31, 1999, $844 million, or 0.62 percent at December 31, 1998, and $1.0 billion, or 0.75 percent at March 31, 1998. Annualized net charge-offs were 0.49 percent of average net loans in the first quarter of 1999, 0.50 percent in the fourth quarter of 1998 and 0.39 percent in the first quarter of 1998.

      The first quarter of 1999 included the full impact of the purchase accounting acquisitions of Bowles Hollowell Conner & Co. and The Money Store Inc., both completed after the first quarter of 1998.

      We have established a new income statement presentation on a comparative basis to better define our sources of fee and other income, particularly from categories associated with our Capital Markets Group and our residential mortgage business.

OUTLOOK

      We continue to be in the building phase of what we envision as a prototype financial services institution that will more effectively serve our customers. As we go through this transition period, we expect to incur substantial continued investments essential to our long-term strategic growth in our Capital Markets and Capital Management businesses and in our Future Bank initiative; in electronic delivery channels such as the Internet and First Union Direct (our telephone sales and servicing channel); and in other areas.

      The strategic investments of the past several years have been designed to create a financial services company with diversified sources of revenue and earnings. A growing proportion of our revenue is generated by fee-producing businesses that complement traditional lending activities. In the first quarter of 1999, 51 percent of our net tax-equivalent revenue came from fee income, excluding securities transactions, compared with 42 percent in the first quarter of 1998. The Capital Markets Group and the Capital Management Group produced almost one-half of the fee income in the first quarter of 1999. We are encouraged by the increasing cross-sales opportunities developing among our lines of business.

      At the same time that we are investing to increase revenues over the long term, we are implementing a more disciplined approach by reducing our cost structure and streamlining operations. With the implementation of our restructuring plan well under way, our primary management attention is focused on developing our existing business base as we continue to invest in new technology, new delivery channels and revenue-generating lines of business. All of these factors lead us to believe that the rest of 1999 will be a challenging year for First Union.

      The IMPACT OF YEAR 2000 section provides information about First Union's initiatives related to Year 2000 readiness and to expenses associated with these initiatives. The ACCOUNTING AND REGULATORY MATTERS section provides more information about legislative, accounting and regulatory matters that have recently been adopted or proposed.

MERGER AND CONSOLIDATION ACTIVITY

      In April 1999, we signed a definitive agreement to acquire EVEREN Capital Corporation, a full-service brokerage and asset management firm based in Chicago, Illinois. This transaction will provide First Union with a nationwide brokerage distribution platform and augment our equity capital markets capabilities. The acquisition, which will be accounted for as a purchase, is an all-stock transaction with a fixed exchange ratio of 0.555 shares of First Union common stock for each EVEREN share, which values the acquisition for accounting purposes at $1.1 billion, or $30.19 per EVEREN share. This excludes the present value of an employee retention pool of approximately $87 million, with the final amount to be determined on the consummation date, in restricted shares of First Union common stock, which will be issued over a three-year period to certain EVEREN employees, primarily brokers. We estimate that we will incur approximately $60 million in merger-related charges, principally in the last two quarters of 1999. Merger-related charges are those charges that are directly related to the acquisitions but which do not qualify for recognition until they are incurred. Merger-related charges consist principally of transaction costs; expenses related to systems conversions; and integration costs. First Union expects to repurchase on the open market the number of shares equal to those issued in this transaction. Such share repurchases would be in addition to our previously announced 50 million share repurchase program. The LIQUIDITY AND FUNDING SOURCES-STOCKHOLDERS' EQUITY section has further information. The transaction is expected to close in the third quarter of 1999, subject to EVEREN shareholder and regulatory approvals and other conditions of closing.

      We continue to evaluate acquisition opportunities that we believe would provide access to customers and markets that complement our long-term goals. Acquisition opportunities are evaluated as a part of our ongoing capital allocation decision-making process. Decisions to pursue acquisitions will be measured in conjunction with financial performance guidelines adopted in 1997 and other financial and strategic objectives. Acquisition discussions and in some cases negotiations may take place from time to time, and future acquisitions involving cash, debt or equity securities may be expected.

BUSINESS SEGMENTS
BUSINESS FOCUS

      First Union's operations are divided into five business segments encompassing more than 50 distinct product and service units. These segments include the Consumer Bank, Capital Management, the Commercial Bank, Capital Markets and Treasury/Nonbank. Additional information can be found in Table 3.

      We have developed an internal performance reporting model to measure the results of operations of these five business segments. Because of the complexity of the corporation, we have used various estimates and allocation methodologies in the preparation of the Business Segments financial information. If these estimates or allocation methodologies change significantly, prior period amounts are restated to conform with the current period. In the first quarter of 1999, refinements have been made to certain allocation methodologies. Segment net interest income and noninterest income are no longer expressed on a tax-equivalent basis and refinements were made to the commercial credit risk allocation methodology. In addition, International was separately displayed within the Capital Markets segment. The first quarter of 1998 was restated to reflect these changes.

      Our management structure combines this internal performance reporting with a matrix management approach, which integrates product management with our various distribution channels. First Union's management structure and internal reporting methodologies produce business segment results that are not necessarily comparable to presentations by other bank holding companies or stand-alone entities in similar industry segments.

      Our internal performance reporting model isolates the net income contribution and measures the return on capital for each business segment by allocating equity, funding credit and expense, and corporate expenses to each segment. We use a risk-based methodology to allocate equity based on the credit, market and operational risks associated with each business segment. Credit risk allocations are intended to provide sufficient equity to cover the unexpected losses for each asset portfolio. Provisions for loan losses in excess of each business segment's net charge-offs are included in the Treasury/Nonbank segment. Operational capital is allocated based on the normal volatility in revenue associated with each segment. In addition, capital is allocated to segments with deposit products to reflect the risk of unanticipated disintermediation.

      Through this process, the aggregate amount of equity allocated to all business segments may differ from the corporation's consolidated equity. The Treasury/Nonbank segment retains all unallocated equity. This mismatch in consolidated versus allocated equity may result in an unexpectedly high or low return on equity in the Treasury/Nonbank segment for extended periods of time.

      Our method of reporting does not allow for discrete reporting of the profitability or synergies arising from our integrated approach to product sales. For example, a commercial customer might have loans, deposits and an interest rate swap. The loan and deposit relationship would be included in the Commercial Bank segment and the interest rate swap would be reflected in the risk management unit of the Capital Markets segment. Our methodology does transfer expenses from one segment to another based on which segment recognizes the related revenue stream.

      Exposure to market risk is managed centrally within the Treasury/Nonbank segment. In order to remove interest rate risk from each business segment, our model employs a funds transfer pricing (FTP) system. The FTP system matches the duration of the funding used by each segment to the duration of the assets and liabilities contained in each segment. Matching the duration, or the effective term until an instrument can be repriced, allocates interest income and/or expense to each segment so its resulting net interest income is insulated from interest rate risk. Most of the interest rate risk resulting from the mismatch in durations of assets and liabilities held by the business segments resides in the Treasury/Nonbank segment. The Treasury/Nonbank segment also holds the corporation's investment portfolio and off-balance sheet portfolio, which are used to enhance corporate earnings and to manage exposure to interest rate risk. Because most market risk is held in the Treasury/Nonbank segment, the profitability of this segment can be more volatile than the other business segments.

      General corporate expenses, with certain exceptions, are fully allocated to each segment in a pro rata manner based on the direct and attributable indirect expenses for each segment. Noninterest expense remaining in the Treasury/Nonbank segment reflects the costs of portfolio management activities, goodwill amortization, and other special charges including merger-related and restructuring charges. The NOINTEREST EXPENSE section provides information on the impact of the first quarter 1999 restructuring charge on the segments.

CONSUMER BANK

      The Consumer Bank, our primary deposit-taking operation, provides an attractive source of funding for secured and unsecured consumer loans, first and second residential mortgages, installment loans, credit cards, auto loans and leases, and student loans. The Consumer Bank's traditional deposit and lending products are fully integrated with nontraditional financial products, making our retail banking branches major distribution points for mutual funds, insurance and small business loans. State-of-the-art technology, including centralized customer information centers, electronic and Internet banking capabilities, support this approach. First Union's mortgage origination and home equity offices across the nation also are included in the Consumer Bank through our operating subsidiaries, First Union Mortgage Corporation (FUMC), First Union Home Equity Bank (FUHEB) and The Money Store, Inc.

      The Consumer Bank generated $250 million in net income in the first quarter of 1999 compared with $230 million in first quarter of 1998. Net interest income was $873 million in the first quarter of 1999 compared with $870 million in the first quarter of 1998. Fee income was $540 million in the first quarter of 1999 compared with $385 million in the first quarter of 1998, with the increase primarily attributable to securitization gains. Noninterest expense was $915 million in the first quarter of 1999 compared with $779 million in the first quarter of 1998, largely related to the addition of The Money Store.

      Average Consumer Bank loans in the first quarter of 1999 were $56 billion compared with $58 billion in the first quarter of 1998. The decrease in the consumer loan portfolio reflects the sale or securitization of certain loans, including residential fixed and adjustable rate mortgages (ARMs), home equity loans, student loans, community reinvestment loans, credit card receivables and other unsecured consumer credit. In the first quarter of 1999, we reevaluated our business strategy for funding subprime home equity loan products and decided that we will use other strategies that are not accounted for as sales, and accordingly, no gain in recognized. The SECURITIES AVAILABLE FOR SALE and the ASSET SECURITIZATIONS sections provide further information. The total managed portfolio of consumer loans at March 31, 1999, consisted of $32 billion in home equity loans, $21 billion in residential mortgages, $11 billion in auto lending, $5 billion in card products; $5 billion in student loans; and $4 billion in other consumer lending products.

      In connection with the first quarter 1999 restructuring plan, we have ceased indirect auto origination activity, and we are currently comparing alternative strategies for disposition of the portfolio. Exiting this business will not have a material impact on our results of operations. Exiting the indirect auto finance business does not affect our direct auto lending business. We will continue to originate direct auto loans through various delivery channels. The corporation's restructuring charge in the first quarter of 1999 included $17 million related to exiting this business.

CAPITAL MANAGEMENT

      We have created a growing asset management business within our Capital Management Group, which is the link between traditional banking and investing for retail and institutional customers. We had $152 billion in assets under management and $633 billion in assets under care at March 31, 1999. Assets under management include proprietary mutual funds of $71 billion, with the remaining $81 billion in assets related to trust and institutional accounts. These products and services are distributed through three key channels: First Union Brokerage Services, the Wheat First Union retail brokerage division of First Union Capital Markets Corp. and our retail full-service financial centers throughout our 12-state and Washington, D.C., marketplace.

      The Capital Management Group produced net income of $112 million in the first quarter of 1999 compared with $95 million in the first quarter of 1998. Net interest income amounted to $122 million in the first quarter of 1999 compared with $97 million in the first quarter of 1998. Capital Management businesses and products primarily generate fee income. Fee income in the first quarter of 1999 increased 16 percent to $499 million, driven by strong contributions from retail brokerage, trust and mutual funds. Noninterest expense in the first quarter of 1999 was $439 million compared with $373 million in the first quarter of 1998 reflecting higher personnel costs, primarily incentives associated with revenue growth.

      The Private Client Banking Group provides high net worth retail clients with a single point of access to First Union's investment products, mortgages, personal loans, trusts, financial planning, brokerage services and other products and services. In the first quarter of 1999, the Private Client Banking Group had $3.5 billion of average net loans compared with $3.3 billion in the first quarter of 1998, and $3.0 billion of average deposits in the first quarter of 1999 compared with $2.5 billion in the first quarter of 1998. Private Client Banking Group amounts in Table 3 reflect the income and expense related to their lending and deposit-taking activities.

      The CAP Account is an asset management product that enables our customers to manage their securities trading and banking activities in a single, consolidated account. Income related to the CAP Account is therefore reflected in several of the Capital Management Group's lines of business, including Mutual Funds and Retail Brokerage Services. CAP Account amounts in Table 3 reflect CAP Account annual fees and the spread attributed to the on-balance sheet deposits. CAP Account assets increased to $44 billion at March 31, 1999, compared with $38 billion at year-end 1998. We are seeing increased investment activity through this product, and as an example, the number of brokerage trades increased nearly 100 percent in the first quarter of 1999 compared with the first quarter of 1998.

      Retail Brokerage Services also includes insurance products sold through First Union Insurance Group. In addition, insurance products also are sold in other areas of the corporation, including Wheat First Union.

      We anticipate increased growth in all of the Capital Management business lines as we introduce products and services throughout our multistate network and as we enhance relationships with new and existing customers.

COMMERCIAL BANK

      The Commercial Bank provides a comprehensive array of financial solutions primarily focused on corporate customers (annual sales of $50 million to $2 billion and above); commercial customers (annual sales of $10 million to $50 million); and small-business customers (annual sales up to $10 million). We have an integrated relationship approach that leverages the capabilities of the Capital Markets Group to provide complex financing solutions, risk management products and international services, and the capabilities of the Capital Management Group to provide property and casualty insurance, pension plans and 401(k) plans.

      The Commercial Bank had net income of $146 million in the first quarter of 1999 compared with $135 million in the first quarter of 1998. Net interest income was $419 million in the first quarter of 1999 compared with $424 million in the first quarter of 1998. Fee income increased 15 percent to $148 million in the first quarter of 1999, led by cash management activity. Noninterest expense increased 2 percent to $324 million in the first quarter of 1999.

      Average commercial loans in the first quarter of 1999 declined to $34 billion from $37 billion in the first quarter of 1998 due to reduced loan originations and renewals, as well as to the transfer of corporate customer relationships to the Capital Markets Group.

      In Table 3 the Commercial Bank includes the lending activities of our Small Business Banking Division and excludes insurance, investment and retirement services, and commercial deposit services for small business customers. Average small business loans increased 14 percent to $2.9 billion in the first quarter of 1999 compared with the first quarter of 1998.

CAPITAL MARKETS

      Our Capital Markets Group provides corporate and institutional clients with a complete selection of investment banking products and services. These products and services are fully integrated with our wholesale delivery strategy, and they are a natural extension of our Commercial Bank. Our large banking franchise provides a strong platform for the delivery of Capital Markets products and services to meet customer needs.

      Our relationship coverage begins in our East Coast banking markets, and it extends nationwide through specialized industry expertise in such areas as communications and technology; health care; insurance; utilities; textiles and home furnishings; retail and specialty finance; oil and gas; financial institutions; real estate; and other specializations. In addition, our International unit continues to develop and utilize strong correspondent banking relationships overseas. The primary focus of the International unit is to meet the trade finance and foreign exchange needs of our domestic customers and correspondent financial institutions around the world, and to provide commercial banking and capital markets products to financial institutions and corporate clients overseas.

      Capital Markets has six business units: (1) Investment Banking, which includes loan syndications, investment grade and high yield debt, equity underwriting, merger and acquisition advisory services, and Capital Partners, our merchant banking unit; (2) Real Estate Finance, primarily commercial real estate finance, structured product servicing and affordable housing; (3) Risk Management, primarily fixed-income and equity derivatives and foreign exchange;
(4) Traditional Banking, which encompasses Debt Finance; (5) Commercial Leasing and Rail, which includes operating, finance and leveraged leasing, and the nation's second largest general purpose railcar leasing operation; and (6) International.

      These growing businesses enabled Capital Markets to produce net income of $274 million in the first quarter of 1999 compared with $184 million in the first quarter of 1998. Net interest income increased 25 percent to $315 million in the first quarter of 1999, with average loans up 20 percent. The increase in the provision for loan losses was due to one single credit, which is discussed further in the ASSET QUALITY section. Fee income increased 50 percent to $371 million in the first quarter of 1999, reflecting strong performance in investment banking activities. The increase in investment banking fees primarily reflects an $80 million increase in merchant banking income as well as solid performance by our loan syndication and third party asset securitization businesses. In addition, trading account profits increased from $35 million in the first quarter of 1998 to $112 million in the first quarter of 1999, due to solid contributions from derivatives, foreign exchange and fixed income trading, as well as commercial mortgage-backed securities. Trading activities are undertaken primarily to satisfy the investment and risk management needs of our customers and secondarily to enhance our earnings through profitable trading for the corporation's own account. Market making and position taking activities across a wide array of financial instruments add to our ability to optimally serve our customers. Trading account assets were $10.3 billion at March 31, 1999, compared with $9.8 billion at December 31, 1998. Noninterest expense was $355 million in the first quarter of 1999 compared with $258 million in the first quarter of 1998 attributable primarily to increases in personnel and incentives.

      Average net loans were $36 billion in the first quarter of 1999 and $30 billion in the first quarter of 1998. Loan growth between the two periods was generated primarily in the Specialized Industries unit, and it was related to new relationships and to the realignment of certain corporate customer relationships from the Commercial Bank.

      In April 1999, we sold the net assets associated with our factoring business and we expect to record a pretax gain of approximately $100 million. The effect on future results of operations from the sale of this business is immaterial.

      First Union's Capital Markets Group will continue to expand its relationship banking efforts, including increased industry segment coverage and an expanded international presence. In addition, because our international strategy is to support the trade finance needs of our domestic customers and correspondent financial institutions around the world, rather than to lend to sovereign nations or foreign companies, we have limited credit exposure to emerging markets. Our exposure to emerging markets at March 31, 1999, had an average maturity of approximately 100 days and amounted to 1.2 percent of total assets.

TREASURY/NONBANK SEGMENT

      The Treasury/Nonbank segment includes First Union's Central Money Book
(CMB) and certain expenses that are not allocated to the business segments, including goodwill amortization and certain other corporate charges. The CMB is responsible for the management of our securities portfolios, our overall funding requirements and our asset and liability management functions. The SECURITIES AVAILABLE FOR SALE, INVESTMENT SECURITIES, LIQUIDITY AND FUNDING SOURCES and MARKET RISK MANAGEMENT sections provide information about our securities portfolios, funding sources and asset and liability management functions.

RESULTS OF OPERATIONS

INCOME STATEMENT REVIEW
NET INTEREST INCOME

      Tax-equivalent net interest income of $1.8 billion in the first quarter of 1999 compared with $1.9 billion in the first quarter of 1998 declined due to a changing earning asset mix and a narrowing of the net interest margin.

      Nonperforming loans reduce interest income because the contribution from these loans is eliminated or sharply reduced. In the first quarter of 1999, $27 million in gross interest income would have been recorded if all nonaccrual and restructured loans had been current in accordance with their original terms and if they had been outstanding throughout the period (or since origination if held for part of the period). The amount of interest income recorded on these assets in the first quarter of 1999 was $3 million.

NET INTEREST MARGIN

      The net interest margin, which is the difference between the tax-equivalent yield on earning assets and the rate paid on funds to support those assets, was 3.74 percent in the first quarter of 1999 compared with 4.08 percent in the first quarter of 1998 and 3.63 percent in the fourth quarter of 1998. The net interest margin narrowed from the first quarter of 1998 because of a narrowing of loan and deposit spreads as a result of competitive factors and the interest rate environment. The margin also was affected negatively by increases in relatively lower spread assets such as short-term investments, trading assets and commercial loans. Deposit divestitures also contributed to a declining margin as lower cost deposit funding was replaced with higher cost borrowings. The margin improved from the fourth quarter of 1998 due to a reduction in short-term investments and trading assets. Changes in the composition of our earning asset mix and a lower interest rate environment resulted in a decrease in the average rate on earning assets from 7.99 percent in the first quarter of 1998 to 7.46 percent in the first quarter of 1999. Our average rate paid on liabilities decreased from 4.53 percent to 4.31 percent over this same period due to the lower interest rate environment. It should be noted that we focus on net income and economic contribution when evaluating corporate strategies and that we place less importance on the net interest margin impact of such decisions.

      We use securities and off-balance sheet transactions to manage interest rate sensitivity. More information on these transactions is included in the MARKET RISK MANAGEMENT section.

FEE AND OTHER INCOME

      We are continually developing products to meet the challenges of increasing competition, changing customer demands and demographic shifts. We have pursued strategic investments to build high-growth lines of business to increase fee income. For example, we have significantly broadened our product lines, particularly in the Capital Markets Group and the Capital Management Group, to provide additional sources of fee income that complement our long-standing banking products and services. These investments were reflected in a 41 percent increase in fee and other income, excluding securities transactions, to $1.9 billion in the first quarter of 1999 from $1.3 billion in the first quarter of 1998. We have also established a new income statement presentation on a comparative basis to better define our sources of fee and other income, particularly from categories associated with our Capital Markets Group and our residential mortgage business.

      Fee income from Capital Markets and Capital Management activities amounted to approximately one-half of fee income in the first quarter of 1999. Capital Markets fee income increased 71 percent to $483 million in the first quarter of 1999 from the first quarter of 1998, led by growth in trading and investment banking activities. Capital Management fee income increased 16 percent to $499 million in the first quarter of 1999 from the first quarter of 1998, primarily related to strong growth in retail brokerage activities, trust and mutual funds. These activities are discussed further in the BUSINESS SEGMENTS section.

      In addition, strong growth in residential mortgage, securitization and sundry income contributed to the increase in fee income. Residential mortgage income in the first quarter of 1999 included $126 million of gains from the securitization and sale of $4.2 billion of residential mortgage loans. Securitization income increased by $54 million primarily resulting from securitization and sale of credit card receivables and student loans in the first quarter of 1999. In early 1999, we reevaluated our business strategy for funding subprime home equity products, which had involved securitization and sale, and decided to use other strategies that are not accounted for as sales, and accordingly, no gain is recognized. This change in strategy was implemented in the first quarter of 1999. Sundry income increased by $99 million in the first quarter of 1999 compared with the first quarter of 1998. Sundry income in the first quarter of 1999 included a gain of $182 million from the acquisition by Concord EFS, Inc. (Concord), of Electronic Payment Services, Inc., in which First Union held a 20 percent interest. As a result of this transaction, we now hold an investment in Concord representing less than a 5 percent interest. In the first quarter of 1998, sundry income included branch sales gains of $55 million. There were no branch sales in the first quarter of 1999.

      Portfolio-related securities gains included a $19 million impairment loss on retained interests in certain securitizations of home improvement loans. This write-down was the result of the impact of revised loss assumptions on the valuation of the retained interests. More information related to interest-only and residual certificates is included in the SECURITIES AVAILABLE FOR SALE section.

NONINTEREST EXPENSE

      Noninterest expense was $2.5 billion in the first quarter of 1999 and $1.8 billion in the first quarter of 1998. Much of the increase was attributable to the June 30, 1998, purchase accounting acquisition of The Money Store and to $398 million of merger-related and restructuring charges in the first quarter of 1999 compared with $29 million in the first quarter of 1998. This included net merger-related charges of $51 million related to the

CoreStates acquisition and $347 million related to the restructuring plan we announced in March 1999. The restructuring charge included costs associated with employee termination benefits, occupancy, asset write-offs and contract cancellations. Employee termination benefits included severance payments and related benefits and outplacement services for employees terminated in connection with the restructuring. Occupancy included write-downs to market value of owned premises that were held for disposition as a result of the restructuring. Occupancy also included cancellation payments or the present value of the remaining lease obligations for leased premises, or portions thereof, that were vacated as a result of the restructuring. Asset write-offs consisted primarily of computer hardware and software and other equipment that will no longer be used as a result of the restructuring. Contract cancellation costs represented the cost to buy out the remaining term or the present value of the remaining payments on contracts that provided no future benefit to the corporation as a result of the restructuring. Table 2 summarizes information about the restructuring charges.

      The restructuring plan is expected to produce cost savings of approximately $400 million in 1999, with the majority of these cost savings expected to be realized in the third and fourth quarters. The cost savings will primarily affect non-core businesses and non-revenue producing functions. We will continue to make significant investments in high-growth businesses such as Capital Markets, Capital Management and the retail delivery network. As a result, we do not expect the restructuring plan to adversely affect revenue growth. In addition to The Money Store and to the merger-related and restructuring charges, expenses in the first quarter of 1999 reflected higher personnel costs, primarily incentives associated with revenue growth in the Capital Markets Group and the Capital Management Group, and continued spending related to our Future Bank retail model. The operating overhead efficiency ratio before merger-related and restructuring charges was 56.13 percent in the first quarter of 1999 and 56.39 percent in the first quarter of 1998.

      Amortization of other intangible assets predominantly represents the amortization of goodwill and deposit base premium related to purchase accounting acquisitions. These intangibles are amortized over periods ranging from six to 25 years. Amortization is a noncash charge to income; therefore, liquidity and funds management activities are not affected. The increase in amortization expense in the first quarter of 1999 from the first quarter of 1998 was attributable to The Money Store. We had $5.0 billion in other intangible assets at March 31, 1999, and at December 31, 1998.

      The IMPACT OF YEAR 2000 section provides information about our Year 2000 readiness and associated expenses.

BALANCE SHEET REVIEW
SECURITIES AVAILABLE FOR SALE

      The securities available for sale portfolio consists primarily of U.S. Treasury, U.S. Government agency, municipal and asset-backed securities, which includes interest-only and residual certificates. At March 31, 1999, we had securities available for sale with a market value of $39 billion compared with $37 billion at year-end 1998.

      On January 1, 1999, we adopted Statement of Financial Accounting Standards No. 134 (see the ACCOUNTING AND REGULATORY MATTERS section). In adopting this Standard, we classified all interest-only and residual certificates as securities available for sale. Interest-only and residual certificates are interests retained in securitization transactions that are accounted for as sales. The fair value of the interest-only and residual certificates at March 31, 1999, was $1.5 billion, which approximated amortized cost. If at any time the estimated fair value of an individual interest-only or residual certificates indicates that the yield is below a risk-free rate of return, a loss is recognized in earnings for the amount by which the fair value exceeds the carrying value.

      We use complex modeling techniques to estimate the fair value of interest-only and residual certificates. These modeling techniques estimate the amount and timing of cash flows over the estimated life of the interest-only or residual certificate using assumptions for discount rates, collateral prepayment, delinquency and loss trends, and servicing effectiveness. The valuation process is subjective, and minor changes in assumptions can have a significant impact on the fair value of an individual interest-only or residual certificate and the timing of recognition in earnings of an impairment loss.

      Securities available for sale transactions resulted in realized gains of $77 million in the first quarter of 1999 compared with $23 million in the first quarter of 1998. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk and to take advantage of market conditions that create more economically attractive returns on these investments.

      The average rate earned on securities available for sale was 6.60 percent in the first quarter of 1999 and 6.68 percent in the first quarter of 1998. The average maturity of the portfolio was 6.81 years at March 31, 1999.

INVESTMENT SECURITIES

      The investment securities portfolio consists primarily of U.S. Government agency, corporate, municipal and mortgage-backed securities, and collateralized mortgage obligations. Our investment securities amounted to $2.0 billion at March 31, 1999, and at December 31, 1998.

      The average rate earned on investment securities was 8.30 percent in the first quarter of 1999 and 7.57 percent in the first quarter of 1998. The average maturity of the portfolio was 5.26 years at March 31, 1999.

LOANS

      The loan portfolio, which represents our largest asset class, is a significant source of interest income and fee income. Elements of the loan portfolio are subject to differing levels of credit and interest rate risk. Our lending strategy stresses quality growth and portfolio diversification by product, geography and industry. A common credit underwriting structure is in place throughout the corporation.

      The commercial loan portfolio includes general commercial loans, both secured and unsecured, and commercial real estate loans. Commercial loans are typically either working capital loans, which are used to finance the inventory, receivables and other working capital needs of commercial borrowers, or term loans, which are generally used to finance fixed assets or acquisitions. Commercial real estate loans are typically used to finance the construction or purchase of commercial real estate.

      Our commercial lenders focus principally on middle-market companies. Consistent with our longtime standard, we generally look for two repayment sources for commercial real estate loans: cash flows from the project and other resources of the borrower.

      Consumer lending through our full-service bank branches is managed using an automated underwriting system that combines statistical predictors of risk and industry standards for acceptable levels of customer debt capacity and collateral valuation. These guidelines are continually monitored for overall effectiveness and for compliance with fair lending practices.

      Net loans at March 31, 1999, were $133 billion compared with $135 billion at December 31, 1998. The loan portfolio at March 31, 1999, was composed of 57 percent in commercial loans and 43 percent in consumer loans. In 1998 turmoil in the global financial markets effectively closed down several capital markets financing alternatives and customers turned to more traditional lending products. As the global financial markets have stabilized, our customers again are seeking alternative financing and as a result loans have declined from year-end 1998. In addition, our balance sheet management strategy of maximizing return on investment through the securitization and the sale of certain loans also offsets origination volume.

      At March 31, 1999, unused loan commitments related to commercial and consumer loans were $87 billion and $31 billion, respectively. Commercial and standby letters of credit were $11 billion at March 31, 1999. At March 31, 1999, loan participations sold to other lenders amounted to $3 billion. They were recorded as a reduction of gross loans.

      Average net loans were $134 billion in the first quarter of 1999 and in the fourth quarter of 1998. The average rate earned on loans was 8.06 percent in the first quarter of 1999 compared with 8.16 percent in the fourth quarter of 1998. The primary factor contributing to the decline was the restructuring of our unsecured consumer loan portfolio.

      The ASSET QUALITY section provides information about geographic exposure in the loan portfolio.

COMMERCIAL REAL ESTATE LOANS

      Commercial real estate loans amounted to 8 percent of the total portfolio at March 31, 1999, and at December 31, 1998. This portfolio included commercial real estate mortgage loans of $8 billion at March 31, 1999, and $9 billion at December 31, 1998. The decline reflects amortization and payoffs resulting from customers obtaining term financing.

ASSET SECURITIZATIONS

      In an asset securitization transaction that meets the applicable criteria to be accounted for as a sale, loans are securitized and sold, and a gain is recognized at the time of the sale. For student loans, SBA loans, credit card receivables and certain other consumer loans, asset securitizations are the primary funding strategy. Residential mortgage loans may be either securitized and sold as they are originated or retained on-balance sheet, based on an analysis of various factors at the time of origination or purchase. In connection with our interest rate risk management activities, we periodically sell certain loans that had been retained on-balance sheet. When a decision is made to sell these loans, they are reclassified as held-for-sale and recorded at the lower of cost or market. In 1998 asset securitizations were the primary funding strategy for certain types of home equity loans. In the first quarter of 1999, we reevaluated our business strategy for funding subprime home equity loan products and decided to pursue other strategies that are not accounted for as sales, and accordingly, do not result in gain recognition.

      Table 8 summarizes the activity in the balance sheet amounts for the interest-only and residual certificates, the related valuation estimates and the related collateral data.

ASSET QUALITY

NONPERFORMING ASSETS

      At March 31, 1999, nonperforming assets were $950 million, or 0.71 percent of net loans and foreclosed properties, compared with $844 million, or 0.62 percent, at December 31, 1998. The increase largely reflected a single corporate credit that was placed on nonaccrual status in February 1999.

      Loans or properties of less than $5 million each made up 72 percent, or $685 million, of nonperforming assets at March 31, 1999. Of the rest, eleven loans or properties each between $5 million and $10 million accounted for $75 million; and seven loans or properties each over $10 million accounted for $190 million.

      Thirty-eight percent of nonperforming assets were collateralized primarily by real estate at March 31, 1999, and 42 percent at December 31, 1998.

PAST DUE LOANS

      Accruing loans 90 days past due were $344 million at March 31, 1999, compared with $385 million at December 31, 1998. Of the past dues at March 31, 1999, $110 million were commercial loans or commercial real estate loans and $234 million were consumer loans.

NET CHARGE-OFFS

      Net charge-offs amounted to $164 million in the first quarter of 1999 and $166 million in the fourth quarter of 1998. Net charge-offs were 0.49 percent of average net loans in the first quarter of 1999 compared with 0.50 percent in the fourth quarter of 1998.

      We continue to carefully monitor trends in both the commercial and consumer loan portfolios for signs of credit weakness. Additionally, we have evaluated our credit policies in light of changing economic trends, and where necessary we have taken steps we believe are appropriate.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

      The loan loss provision was $164 million in the first quarter of 1999 compared with $135 million in the first quarter of 1998. The allowance for loan losses was $1.8 billion at March 31, 1999, and at December 31, 1998. The allowance as a percentage of loans was essentially unchanged in the first quarter of 1999 compared with year-end 1998. In the first quarter of 1999, we placed a large commercial credit on nonaccrual status. This borrower has experienced credit quality deterioration attributed to the third quarter 1998 financial markets disruption. As discussed in the 1998 Annual Report to Stockholders, we considered the potential impact of the third quarter 1998 financial markets disruption in determining the third and fourth quarter 1998 provisions and the adequacy of the allowance for loan losses at December 31, 1998. At March 31, 1999, the overall portfolio credit quality remained stable compared with December 31, 1998, and we consider the allowance for loan losses adequate to cover probable credit losses inherent in the loan portfolio.

      Our methodology for determining the allowance for loan losses establishes both an allocated and unallocated component. The allocated portion of the allowance represents the allowance needed for specific loans and specific portfolios. The allocated portion of the allowance for commercial loans is based principally on current loan grades, historical loan loss rates, borrowers' creditworthiness, as well as analyses of other factors that might affect the portfolio. We analyze all loans in excess of $1 million that are being monitored as potential credit problems to determine whether supplemental, specific reserves are necessary given borrowers' collateral values and cash flows. The allocated portion of the allowance for consumer loans is based principally on delinquencies and historical and projected loss rates. The unallocated portion of our allowance for loan losses represents the results of other analyses, which are intended to ensure the allowance is adequate for other probable losses inherent in our portfolio. These analyses include consideration of changes in credit risk resulting from the changing underwriting criteria, including acquired loan portfolios, changes in the types and mix of loans originated, industry concentrations and evaluations, allowance levels relative to selected, overall credit criteria and other loss-predictive economic indicators.

      Impaired loans, which are included in nonaccrual loans, amounted to $499 million at March 31, 1999, compared with $424 million at December 31, 1998. A loan is considered to be impaired when, based on current information, we believe it is probable that we will not collect all amounts due in accordance with the contractual terms of the loan. Included in the allowance for loan losses at March 31, 1999, was $107 million related to $454 million of impaired loans. The remaining impaired loans were recorded at or below fair value. In the first quarter of 1999, the average recorded investment in impaired loans was $450 million, and $5 million of interest income was recognized on impaired loans. This income was recognized using a cash-basis method of accounting.

GEOGRAPHIC EXPOSURE

      The loan portfolio in the East Coast region of the United States is spread primarily across 106 metropolitan areas with diverse economies. Our largest markets are: Atlanta, Georgia; Charlotte, North Carolina; Miami and Jacksonville, Florida; Newark, New Jersey; New York, New York; Philadelphia, Pennsylvania; and Washington, D.C. Substantially all of the $11 billion commercial real estate portfolio at March 31, 1999, was located in our East Coast banking region.

LIQUIDITY AND FUNDING SOURCES

      Liquidity planning and management are necessary to ensure we maintain the ability to fund operations cost-effectively and to meet current and future obligations such as loan commitments and deposit outflows. In this process we focus on both assets and liabilities and on the manner in which they combine to provide adequate liquidity to meet the corporation's needs.

      Funding sources primarily include customer-based core deposits but also include purchased funds and cash flows from operations. First Union is one of the nation's largest core deposit-funded banking institutions. Our large deposit base, which is spread across the economically strong South Atlantic region and high per-capita income Middle Atlantic region, creates considerable funding diversity and stability.

      Asset liquidity is maintained through maturity management and through our ability to liquidate assets, primarily securities available for sale. Another significant source of asset liquidity is the ability to securitize assets such as credit card receivables and auto, student and mortgage loans. Other off-balance sheet sources of liquidity exist as well.

CORE DEPOSITS
      Core deposits are a fundamental and cost-effective source of funding. Core deposits include savings, negotiable order of withdrawal (NOW), money market, noninterest-bearing and other consumer time deposits. Core deposits were $126 billion at March 31, 1999, compared with $133 billion at December 31, 1998.

      The portion of core deposits in higher-rate, other consumer time deposits was 27 percent at March 31, 1999, and at December 31, 1998. Other consumer time and other noncore deposits usually pay higher rates than savings and transaction accounts, but they generally are not available for immediate withdrawal. They are also less expensive to process.

      Average core deposit balances were $127 billion in the first quarter of 1999 and $128 billion in the fourth quarter of 1998. In the first quarter of 1999 and in the fourth quarter of 1998, average noninterest-bearing deposits were 25 percent of average core deposits. The first quarter of 1999 average balances in savings and NOW and noninterest-bearing deposits were higher when compared with the fourth quarter of 1998, while money market and other consumer time deposits were lower. Deposits can be affected by numerous factors, including branch closings and consolidations, seasonal factors and the rates being offered compared to other investment opportunities. The NET INTEREST INCOME SUMMARIES section provides additional information about average core deposits.

PURCHASED FUNDS
      Purchased funds at March 31, 1999, were $46 billion compared with $51 billion at year-end 1998. The decrease reflects our strategy to reduce the balance of low-yielding assets on our balance sheet. In addition, purchased funds were higher in the fourth quarter of 1998 reflecting our decision to temporarily warehouse student and SBA loans, which were subsequently securitized and sold in the first quarter of 1999. We reduced low-yielding assets by shrinking our short-term investment portfolio, altering hedging strategies and modifying certain trading strategies. These strategies were pursued to maximize our capacity to repurchase our common stock in the first quarter of 1999. Average purchased funds in the first quarter of 1999 were $49 billion compared with $56 billion in the fourth quarter of 1998. Purchased funds are acquired primarily through our large branch network by issuing $100,000 and over certificates of deposit and receipt of public funds and treasury deposits, and through national market sources, consisting of relatively short-term funding sources such as federal funds, securities sold under repurchase agreements, eurodollar time deposits, short-term bank notes and commercial paper, and longer-term funding sources such as term bank notes, Federal Home Loan Bank borrowings and corporate notes.

CASH FLOWS
      Cash flows from operations are a significant source of liquidity. Net cash provided from operations results primarily from net income adjusted for noncash accounting items, primarily the provision for loan losses and depreciation. This cash was available in the first quarter of 1999 to increase earning assets, to make discretionary investments and to reduce borrowings.

LONG-TERM DEBT

      Long-term debt amounted to $25 billion at March 31, 1999, and $23 billion at year-end 1998. The level of long-term debt was increased to take advantage of favorable market conditions and to provide a funding alternative to purchased funds.

      At March 31, 1999, and at December 31, 1998, long-term debt included $1.7 billion of trust capital securities. Subsidiary trusts issued these capital securities and used the proceeds to purchase junior subordinated debentures from the corporation. These capital securities are considered tier 1 capital for regulatory purposes.

      Under a shelf registration statement filed with the Securities and Exchange Commission, we currently have $1.9 billion of senior or subordinated debt securities, common stock or preferred stock available for issuance. The sale of any additional debt or equity securities will depend on future market conditions, funding needs and other factors.

      Our principal banking subsidiary, First Union National Bank, has available a global note program for the issuance of up to $20 billion of senior and subordinated notes. Under the program, $7 billion of the notes had been issued at March 31, 1999. The sale of any additional notes will depend on future market conditions, funding needs and other factors.

      In the last nine months of 1999, long-term debt of $8 billion will mature. Funds for the payment of long-term debt will come from operations or, if necessary, additional borrowings.

CREDIT LINES
      We have $350 million in committed back-up lines of credit, $175 million of which expires in July 1999 and the remaining $175 million of which expires in July 2002. These credit facilities contain covenants that require First Union to maintain a minimum level of tangible net worth, restrict double leverage ratios and require capital levels at subsidiary banks to meet regulatory standards. First Union has not used these lines of credit.

STOCKHOLDERS' EQUITY

      The management of capital in a regulated banking environment requires a balance between maximizing leverage and return on equity to stockholders while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements. We have historically generated attractive returns on equity to stockholders while maintaining sufficient regulatory capital ratios.

      Stockholders' equity was $16 billion at March 31, 1999, and $17 billion at December 31, 1998. Common shares outstanding amounted to 968 million at March 31, 1999, compared with 982 million at December 31, 1998. In connection with a 50 million share buyback program announced in November 1998, we repurchased 10 million shares at a cost of $617 million by year-end 1998, and we repurchased an additional 30 million shares at a cost of $1.6 billion by the end of the first quarter of 1999. From April 1, 1999, through May 3, 1999, we repurchased an additional 5 million shares at a cost of $264 million. In the first quarter of 1999, we also sold 14 million shares of common stock to an investment banking firm for $700 million under an agreement that entitles us to either repurchase these shares or otherwise settle the contract later this year at $50.00 per share (subject to adjustment for interest costs). This sale transaction was recorded as a reduction of the shares repurchased. In the first quarter of 1998, we repurchased 8 million shares of common stock at a cost of $531 million.

      We paid $450 million in dividends to common stockholders in the first quarter of 1999 compared with $342 million in the first quarter of 1998. This represented an operating dividend payout ratio of 47.00 percent in the first quarter of 1999.

      At March 31, 1999, stockholders' equity included $8 million in accumulated other comprehensive income, net. The SECURITIES AVAILABLE FOR SALE section provides additional information about debt and equity securities.

SUBSIDIARY DIVIDENDS
      First Union National Bank is the largest source of parent company dividends. Capital requirements established by regulators limit dividends that this subsidiary and certain other of our subsidiaries can pay. Banking regulators generally limit a bank's dividends in two principal ways: first, dividends cannot exceed the bank's undivided profits, less statutory bad debt in excess of a bank's allowance for loan losses; and second, in any year dividends cannot exceed a bank's net profits for that year, plus its retained earnings from the preceding two years, less any required transfers to surplus. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well-capitalized level, our subsidiaries had $1.4 billion available for dividends at March 31, 1999, without prior regulatory approval. Our subsidiaries paid $697 million in dividends to the parent company in the first quarter of 1999. In addition, the consolidation of our principal bank in our northern region with our North Carolina-based bank resulted in a reduction of its capital of $600 million, which was paid to the parent company.

REGULATORY CAPITAL
      Federal banking regulations require that bank holding companies and their subsidiary banks maintain minimum levels of capital. These banking regulations measure capital using three formulas including tier 1 capital, total capital and leverage capital. The minimum level for the ratio of total capital to risk-weighted assets, including certain off-balance sheet financial instruments, is currently 8 percent. At least half of total capital must be composed of common equity, retained earnings and a limited amount of qualifying preferred stock, less certain intangible assets (tier 1 capital). The remainder of total capital may consist of a limited amount of subordinated debt, nonqualifying preferred stock and a limited amount of the allowance for loan losses. At March 31, 1999, the tier 1 and total capital ratios were 7.03 percent and 11.34 percent, respectively, compared with 6.94 percent and 11.12 percent at December 31, 1998.

      In addition, the Federal Reserve Board has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of tier 1 capital to adjusted average quarterly assets equal to 3 percent for bank holding companies that meet specified criteria, including having the highest regulatory rating. All other bank holding companies are generally required to maintain a leverage ratio of 4 to 5 percent. The leverage ratio at March 31, 1999, was 6.00 percent, and at December 31, 1998, it was 6.02 percent.

      The requirements also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve Board has indicated it will continue to consider a tangible tier 1 leverage ratio (deducting all intangibles) in evaluating proposals for expansion or new activity. The Federal Reserve Board has not advised us of any specific minimum leverage ratio applicable to us. Each subsidiary bank is subject to similar capital requirements. None of our subsidiary banks has been advised of any specific minimum capital ratios applicable to it.

      The regulatory agencies also have adopted regulations establishing capital tiers for banks. Banks in the highest capital tier, or well capitalized, must have a leverage ratio of 5 percent, a tier 1 capital ratio of 6 percent and a total capital ratio of 10 percent. At March 31, 1999, our deposit-taking subsidiary banks met the capital and leverage ratio requirements for well capitalized banks. We expect to maintain these ratios at the required levels by the retention of earnings and, if necessary, the issuance of additional capital. Failure to meet certain capital ratio or leverage ratio requirements could subject a bank to a variety of enforcement remedies, including termination of deposit insurance by the FDIC. First Union Home Equity Bank, N.A., First Union Trust Company, N.A., and First Union Direct Bank, N.A., are not deposit-taking banks.

MARKET RISK MANAGEMENT

INTEREST RATE RISK METHODOLOGY

      Managing interest rate risk is fundamental to banking. The inherent maturity and repricing characteristics of our day-to-day lending and deposit activities create a naturally asset-sensitive structure. By using a combination of on- and off-balance sheet financial instruments, we manage the sensitivity of earnings to changes in interest rates within our established policy guidelines.

      The Credit/Market Risk Committee of the corporation's Board of Directors reviews overall interest rate risk management activity. The Funds Management Committee of the corporation oversees the interest rate risk management process and approves policy guidelines. Balance sheet management and finance personnel monitor the day-to-day exposure to changes in interest rates in response to loan and deposit flows. They make adjustments within established policy guidelines.

      Our methodology for measuring exposure to interest rate risk for policy measurement is intended to ensure we include a sufficiently broad range of rate scenarios and a pattern of rate movements that we believe to be reasonably possible. Our methodology measures the impact that 200 basis point rate changes would have on earnings per share over the subsequent 12 months.

      Our earnings simulation model reflects a number of variables that we identify as being affected by interest rates. For example our model captures rate of change differentials, such as federal funds rates versus savings account rates; maturity effects, such as calls on securities; and rate barrier effects, such as caps and floors on loans. It also captures changing balance sheet levels, such as commercial and consumer loans (both floating and fixed rate), noninterest-bearing deposits and investment securities. In addition, our model considers leads and lags that occur in long-term rates as short-term rates move away from current levels; the elasticity in the repricing characteristics of savings and money market deposits; and the effects of prepayment volatility on various fixed-rate assets such as residential mortgages, mortgage-backed securities and consumer loans. These and certain other effects are evaluated in developing the scenarios from which sensitivity of earnings to changes in interest rates is determined.

      We use two separate measures that each include three standard scenarios in analyzing interest rate sensitivity for policy measurement. Each of these measures compares our forecasted earnings per share in both a "high rate" and "low rate" scenario to a base-line scenario. One base-line scenario is our estimated most likely path for future short-term interest rates over the next 24 months. The second base-line scenario holds short-term rates flat at their current level over our forecast horizon. The "high rate" and "low rate" scenarios assume gradual 200 basis point increases or decreases in the federal funds rate from the beginning point of each base-line scenario over the most current 12-month period. Our policy limit for the maximum negative impact on earnings per share resulting from "high rate" or "low rate" scenarios is 5 percent. The policy limit applies to both the "most likely rate" scenario and the "flat rate" scenario. The policy measurement period is 12 months in length, beginning with the first month of the forecast.

EARNINGS SENSITIVITY
      Our April 1999 estimate for future short-term interest rates (our "most likely rate" scenario) projects the federal funds rate declining from its current rate of 4.75 percent to 4.50 percent by August 2000 and then remaining constant through March 2001. Our "flat rate" scenario holds the federal funds rate constant at 4.75 percent through March 2001.

      Based on the April 1999 outlook, if interest rates were to follow our "high rate" scenario (i.e., a 200 basis point increase in short-term rates from our "flat rate" scenario), the model indicates that earnings during the policy measurement period would be negatively affected by 2.7 percent. Our model indicates that earnings would benefit by 1.6 percent in our "low rate" scenario (i.e., a 200 basis point decline in short-term rates from our "flat rate" scenario).

      Compared to our "most likely rate" scenario, earnings would increase 2.0 percent over the policy measurement period if rates fall gradually by 200 basis points, and they would decrease by 2.2 percent if rates gradually rise by 200 basis points.

      In addition to the three standard scenarios used to analyze rate sensitivity over the policy measurement period, we regularly analyze the potential impact of other remote, more extreme interest rate scenarios. These alternate "what if" scenarios may include interest rate paths both higher, lower and more volatile than those used for policy measurement. We also perform our analysis for time periods that reach beyond the 12-month policy period. For example, based on our April 1999 outlook, if interest rates in calendar year 2000 were 200 basis points lower than our "most likely rate" scenario, earnings would increase by 4.9 percent. If rates were 200 basis points higher than our "most likely rate" scenario in 2000, those earnings would be negatively affected by 3.4 percent.

      While our interest rate sensitivity modeling assumes that management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings, and we implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, management will continue to formulate strategies aimed at protecting earnings from the potential negative effects of changes in interest rates.

OFF-BALANCE SHEET DERIVATIVES
FOR INTEREST RATE RISK MANAGEMENT
      As part of our overall interest rate risk management strategy, we use off-balance sheet derivatives as a cost- and capital-efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Our off-balance sheet derivative transactions used for interest rate risk management include various interest rate swap, futures and option structures with indices that relate to the pricing of specific financial instruments of the corporation. We believe we have appropriately controlled the risk so that derivatives used for interest rate risk management will not have any significant unintended effect on corporate earnings. As a matter of practice we do not use highly leveraged derivative instruments for interest rate risk management. The impact of derivative products on our earnings and rate sensitivity is fully incorporated in the earnings simulation model in the same manner as on-balance sheet instruments.

      As a result of interest rate fluctuations, off-balance sheet transactions will from time to time develop unrealized appreciation or depreciation in market value when compared with their cost. The impact on net interest income attributable to these off-balance sheet transactions, all of which are linked to specific assets and liabilities as part of our overall interest rate risk management strategy, will generally offset net interest income from on-balance sheet assets and liabilities. The important consideration is not the shifting of unrealized appreciation or depreciation between and among on- and off-balance sheet instruments, but the prudent management of interest rate sensitivity so that corporate earnings are not unduly at risk as interest rates move up or down.

      The net fair value of off-balance sheet derivative financial instruments used to manage our interest rate sensitivity was $829 million at March 31, 1999, compared with $1.1 billion at December 31, 1998.

      The carrying amount of financial instruments used for interest rate risk management includes amounts for deferred gains and losses related to terminated positions. Such gains and losses at March 31, 1999, were not significant.

      Although off-balance sheet derivative financial instruments do not expose the corporation to credit risk equal to the notional amount, we are exposed to credit risk equal to the extent of the fair value gain in an off-balance sheet derivative financial instrument if the counterparty fails to perform. We minimize the credit risk in these instruments by dealing only with high-quality counterparties. Each transaction is specifically approved for applicable credit exposure.

      In addition our policy is generally to require that swaps and options be governed by an International Swaps and Derivatives Association Master Agreement. Bilateral collateral arrangements are in place for substantially all dealer counterparties used in our market risk management activities. Derivative collateral arrangements for dealer transactions and trading activities are based on established thresholds of acceptable credit risk by counterparty. Thresholds are determined based on the financial strength of the individual counterparty, and they are bilateral. As of March 31, 1999, the total mark-to-market related credit risk for derivative transactions in excess of counterparty thresholds was $583 million. The fair value of collateral held approximated the total mark-to-market related credit risk in excess of counterparty thresholds as of such date. For nondealer transactions the need for collateral is evaluated on an individual transaction basis, and it is primarily dependent on the financial strength of the counterparty.

TRADING RISK MANAGEMENT
      Trading activities are undertaken primarily to satisfy the investment and risk management needs of our customers and secondarily to enhance our earnings through profitable trading for the corporation's own account. We trade a variety of debt securities and foreign exchange, as well as financial and foreign currency derivatives, in order to provide customized solutions for the risk management challenges faced by our customers. We maintain diversified trading positions in both the fixed income and foreign exchange markets. Risk is controlled through the imposition of value-at-risk (VAR) limits and an active, independent monitoring process.

      We use the VAR methodology for measuring the market risk of the corporation's trading positions. This statistical methodology uses recent market volatility to estimate the maximum daily trading loss that the corporation would expect to incur, on average, 97.5 percent of the time. The model also measures the effect of the interrelationships among the various trading instruments to determine how much risk is eliminated by offsetting positions. The VAR analysis is supplemented by stress testing on a daily basis. The analysis captures all financial assets and liabilities that are considered trading positions (including loan trading activities), foreign exchange and financial and foreign currency derivative instruments. The calculation uses historical data from the most recent 252 business days. The total VAR amount at March 31, 1999, was $13 million, compared to $19 million at December 31, 1998, substantially all of which related to interest rate risk.

IMPACT OF YEAR 2000

      In February 1996, First Union initiated a Year 2000 project to address the issues associated with its computer systems and business functions through the turn of the century. The project is under the overall direction of the chief technology officer, and it consists of a project team representing all areas within First Union. The progress of the work related to Year 2000 compliance is reported to a Year 2000 steering committee on a monthly basis and to the Audit Committee of the Board of Directors on a bimonthly basis. This Year 2000 information is designated as Year 2000 Readiness Disclosures related to the Year 2000 Information and Readiness Disclosure Act.

      We have assessed the Year 2000 risk of information technology systems, non-information technology systems and business relationships as: Mission Critical - those areas where lack of compliance could cause major operational risk to First Union; High Risk - those areas where lack of compliance could affect First Union, but would not cause the failure of core operation; Medium Risk - those areas where lack of compliance would not have a major impact to our customer; or Low Risk - those areas that do not affect customers and that could be delayed or otherwise processed on an exception basis.

      The Planning and Assessment phase, which includes the identification of potential points of failure requiring focused Year 2000 efforts, was substantially completed in 1998.

INFORMATION TECHNOLOGY SYSTEMS

      Information technology systems include proprietary and vendor-supported business applications. The most significant phases of the Year 2000 project related to information technology systems are analysis and remediation, remediation testing, and certification. Analysis and remediation includes the modification of program code to address date-related issues. Remediation testing includes limited integration testing and unit testing in various test environments to validate remediation. In this phase, applications are tested for Year 2000 compliance to verify that the application executes correctly with Year 2000 changes included. We consider information technology systems to be Year 2000 compliant when the analysis and remediation and remediation testing phases of the Year 2000 project have been completed.

      As of March 31, 1999, we had completed the analysis and remediation and remediation testing phases on approximately 99 percent of the major business applications that are rated mission critical and high risk. All remaining major business applications, including medium and low risk applications, are scheduled for completion by June 30, 1999, with the exception of one application scheduled for completion by August 1999, due to the application conversion schedule. This includes all of the major applications from entities we acquired in 1998. We had originally anticipated completing this testing in 1998; however, acquired systems conversion activity has delayed completion of this phase.

      With respect to personal computers, we have identified which versions of software and which models of hardware the manufacturers have identified as Year 2000 compliant, and we continually reassess manufacturers' representations. Currently, approximately 90 percent of the personal computer hardware has been certified as Year 2000 compliant, with the rest expected to be substantially complete by June 30, 1999, including the additional equipment from acquired entities. We had originally anticipated completing this certification in 1998; however, the integration of acquisitions, and the resulting increase in personal computers, delayed this effort.

      The goal of the certification phase is to obtain reasonable assurance that the corporation-wide production environment is capable of the integrated processing of future dates and that they have not been adversely affected by Year 2000 remediation and testing efforts. First Union's certification phase addresses all frequencies of processing and all major computing platforms. Every effort has been made to emulate a production environment, including applications, system software, hardware and critical internal and external interfaces. Certification also includes user acceptance testing and testing with customers and other key counterparties.

      The certification phase began in late-1998 and consists of six sub-phases. As of March 31, 1999, sub-phases I and II were complete. Sub-phases III through V will be completed by September 1999. Sub-phase VI, during the fourth quarter of 1999, will include a strict change control process to ensure that information technology systems will remain Year 2000 compliant.

NON-INFORMATION TECHNOLOGY SYSTEMS

      First Union's year 2000 project encompasses embedded technology in non-information technology areas, including facilities and related building services, such as utilities, security systems, general business equipment and non-computer office equipment. As of March 31, 1999, there were approximately 70 facilities and the related building services that have been identified as Mission Critical or High Risk. Since December 31, 1998, approximately 20 additional facilities have been classified as Mission Critical or High Risk, primarily due to continuous reassessment. Testing of these Mission Critical and High-Risk facilities and the related building services was approximately 35 percent complete on March 31, 1999. We expect that testing of these facilities and the related business services will be complete by June 30, 1999. We had originally anticipated completing this testing by March 31, 1999; however, acquisition integration has delayed this effort.

BUSINESS RELATIONSHIPS

      We have requested warranties from our vendors certifying that their products will be Year 2000 compliant. Vendors who were not compliant by September 30, 1998, who have not responded to our requests or who have not adequately demonstrated they can make their products Year 2000 compliant are being separately identified and monitored on an ongoing basis.

      First Union is evaluating the Year 2000 readiness of its borrowers and the resulting effect on the credit quality of its loan portfolio. We have developed a Year 2000 credit risk policy, which requires that a risk assessment be performed on all new and existing borrowers, subject to certain criteria. As of September 30, 1998, all borrowers covered by the policy had been assigned a Year 2000 risk rating.

      External customer testing began in January 1999 and will continue throughout 1999. This testing will verify the Year 2000 readiness of transmissions, file exchanges, and input and output transaction capabilities between First Union and participating customers and third party agencies. Regarding testing with third parties, this is occurring based on published schedules by each third party and First Union is participating in all third party mandatory testing dates. Wire transfer testing with the Federal Reserve, CHIPS and SWIFT have been successfully completed. All ATM networks have been tested and certified.

POTENTIAL DISRUPTIONS

      While First Union is making every effort to prepare for potential Year 2000 disruptions, there can be no guarantee that unforeseen internal or external Year 2000 failures or disruptions may occur which could have operational or financial impact. We anticipate that the most reasonably likely worst case scenario that we could face may include third party year 2000 disruption.

      First Union has taken action to anticipate, and react to, potential Year 2000 disruptions. This includes the development of business continuity plans and contingency plans. These plans support the process to ensure that First Union can continue operations in the event that information technology systems, non-information technology systems or business relationships are not Year 2000 compliant. We had originally anticipated that all of the plans would be completed by December 31, 1998; however, we adjusted the timing of our process based on current regulatory guidance. As of March 31, 1999, approximately 90 percent of the business continuity plans were submitted and approximately 40 percent have been determined to be adequate by the Year 2000 project team. Critical business continuity plans will be validated as defined by current regulatory guidance by June 30, 1999.

      As part of First Union's contingency planning actions, a Year 2000 Central Control Center is being created that will monitor, escalate and report the overall First Union Year 2000 effort. The Control Center will serve as the primary contact point for bank management, branches and offices, as well as outside agencies. The Control Center will be in contact with critical business units to ensure optimal operability and to expeditiously enact contingency plans and corrective actions when Year 2000 disruptions occur.

COST

      First Union currently estimates the cost for the Year 2000 project will amount to $60 million to $65 million pretax. This amount includes only the costs associated with the core Year 2000 project office team, incremental personnel and contractors hired specifically to participate in the Year 2000 project and direct expenses incurred on the project. The cost associated with the redeployment of personnel to the year 2000 projects, which is excluded from the costs included herein, is expected to be significantly less than the incremental cost. In the first quarter of 1999, $10 million was incurred on the Year 2000 project, and as of March 31, 1999, $36 million has been incurred since project inception.

ACCOUNTING AND REGULATORY MATTERS

      Statement of Financial Accounting Standards No. 134, ACCOUNTING FOR MORTGAGE-BACKED SECURITIES RETAINED AFTER THE SECURITIZATION OF MORTGAGE LOANS HELD FOR SALE BY A MORTGAGE BANKING ENTERPRISE, conforms the subsequent accounting for securities retained after the securitization of mortgage loans with the subsequent accounting for securities retained after the securitization of other types of assets. Under this Standard, retained interests resulting from the securitization of mortgage loans held for sale are classified either in securities available for sale or in trading account assets based on intent. The corporation adopted this Standard on January 1, 1999, and as a result, we reclassified all interest-only and residual certificates to securities available for sale.

      Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, establishes accounting and reporting standards for derivatives and hedging activities. This Standard requires that all derivatives be recognized as assets or liabilities in the balance sheet and that such instruments be measured at fair value through adjustments to either other comprehensive income or current earnings or both, depending on the purpose for which the derivative is held. This Standard significantly changes the accounting for hedge-related derivatives. For the corporation, the Standard is effective January 1, 2000. The corporation is in the process of assessing the impact of this Standard.

      Legislation has been enacted providing that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the liquidation or other resolution of such an institution by any receiver.

      Various other legislative and accounting proposals concerning the banking industry are pending in Congress and with the Financial Accounting Standards Board, respectively. Given the uncertainty of the proposal process, we cannot assess the impact of any such proposals on our financial condition or results of operations.

Table 1
CONSOLIDATED SUMMARIES OF INCOME, PER SHARE, BALANCE SHEET AND OTHER DATA
-------------------------------------------------------------------------------------------------------------------------

                                                    Twelve
                                                    Months          1999                                            1998
                                                              ----------- -----------------------------------------------
                                                     Ended
                                                  Mar. 31,         First      Fourth       Third      Second       First
(In millions, except per share data)                  1999       Quarter     Quarter     Quarter     Quarter     Quarter
-------------------------------------------------------------------------------------------------------------------------
SUMMARIES OF INCOME
Interest income                                $    14,958         3,572       3,768       3,891       3,727       3,602
-------------------------------------------------------------------------------------------------------------------------
Interest income (a)                            $    15,078         3,603       3,799       3,922       3,754       3,630
Interest expense                                     7,732         1,792       1,970       2,048       1,922       1,771
-------------------------------------------------------------------------------------------------------------------------
Net interest income (a)                              7,346         1,811       1,829       1,874       1,832       1,859
Provision for loan losses                              720           164         167         239         150         135
-------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for
  loan losses (a)                                    6,626         1,647       1,662       1,635       1,682       1,724
Securities transactions (b)                            511            77          98         228         108          23
Other noninterest income                             6,525         1,873       1,644       1,585       1,423       1,326
Merger-related and restructuring charges (c)         1,581           398         205          24         954          29
Other noninterest expense                            8,146         2,111       2,282       1,898       1,855       1,809
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes (a)                       3,935         1,088         917       1,526         404       1,235
Income taxes                                         1,008           351          29         500         128         417
Tax-equivalent adjustment                              120            31          31          31          27          28
-------------------------------------------------------------------------------------------------------------------------
Net income                                     $     2,807           706         857         995         249         790
-------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Basic                                          $      2.89          0.73        0.87        1.02        0.27        0.82
Diluted                                               2.87          0.73        0.87        1.01        0.26        0.81
Cash dividends                                 $      1.68          0.47        0.42        0.42        0.37        0.37
Average shares - Basic (In thousands)                    -       959,833     980,006     981,659     949,750     965,120
Average shares - Diluted (In thousands)                  -       968,626     990,890     993,208     962,160     977,155
Average stockholders' equity (d)
  Quarter-to-date                              $         -        16,058      16,732      16,383      14,607      15,455
  Year-to-date                                           -        16,058      15,800      15,485      15,029      15,455
Book value                                           16.76         16.76       17.48       17.54       16.72       16.31
Common stock price
  High                                            65 11/16      65  1/16    63 15/16   65 11/16       63       58    1/4
  Low                                             44 11/16      48   5/8    44 11/16   47   9/16      55 1/4   47   1/16
  Period-end                                   $  53   7/16     53  7/16    60 13/16   51   3/16      58 1/4   56  13/16
    To earnings ratio (e)                            18.62 X       18.62       20.61       19.10       23.78       19.66
    To book value                                      319 %         319         348         292         348         348
BALANCE SHEET DATA
Assets                                             222,955       222,955     237,363     234,580     228,996     219,944
Long-term debt                                 $    24,858        24,858      22,949      18,776      14,985      13,738
OTHER DATA
ATMs                                                 3,849         3,849       3,690       3,645       3,613       3,631
Employees                                           70,775        70,775      71,486      71,307      72,159      69,416
-------------------------------------------------------------------------------------------------------------------------

(a)  Tax-equivalent.
(b) Securities transactions include an investment security gain of $4 million in the second quarter of 1998.
(c) After tax merger-related and restructuring charges amounted to $259 million in the first quarter of 1999; $136 million in the fourth quarter of 1998; $16 million in the third quarter of 1998; $634 million in the second quarter of 1998; and $19 million in the first quarter of 1998.
(d) Excludes average net unrealized gains or losses on debt and equity securities.
(e)  Based on diluted earnings per share.

TABLE 2
MERGER-RELATED AND RESTRUCTURING CHARGES
-----------------------------------------------------------------------------


                                                                        1999
                                                                   ----------

                                                                       FIRST
                        (IN MILLIONS)                                QUARTER
-----------------------------------------------------------------------------
MERGER-RELATED CHARGES
CoreStates acquisition                                          $         75
Reversal of prior CoreStates accruals related primarily to
  employee termination benefits, occupancy and other                     (24)

-----------------------------------------------------------------------------
         Total merger-related charges                                     51
-----------------------------------------------------------------------------
RESTRUCTURING CHARGES
Employee termination benefits                                            196
Occupancy                                                                 54
Asset write-offs                                                          69
Contract cancellations                                                    25
Other                                                                      3
-----------------------------------------------------------------------------
          Total restructuring charges                                    347
-----------------------------------------------------------------------------
             Total merger-related and restructuring charges     $        398

-----------------------------------------------------------------------------
After-tax merger-related and restructuring charges              $        259
-----------------------------------------------------------------------------

                                                                        1999
                                                                   ----------

                                                                       FIRST
(IN MILLIONS)                                                        QUARTER
-----------------------------------------------------------------------------
ACTIVITY IN THE RESTRUCTURING ACCRUAL
Balance, December 31, 1998                                      $        398
Restructuring charges                                                    347
Cash payments                                                            (93)
Reversal of prior CoreStates accruals related primarily to
  employee termination benefits, occupancy and other                     (24)
Noncash write-downs                                                      (41)
-----------------------------------------------------------------------------
Balance, March 31, 1999 (a)                                     $        587
-----------------------------------------------------------------------------

(a) The March 31, 1999, balance includes $340 million related to First Union's restructuring plan announced in the first quarter of 1999 and $247 million related to the CoreStates and Signet mergers.

TABLE 3
BUSINESS SEGMENTS
--------------------------------------------------------------------------------

                                                                       THREE MONTHS ENDED MARCH 31, 1999

                                                       HOME
                                                   EQUITY &
                                      FIRST             THE                          RETAIL
                                      UNION           MONEY            CARD          BRANCH
(IN MILLIONS)                      MORTGAGE           STORE        PRODUCTS        PRODUCTS        TOTAL
--------------------------------------------------------------------------------------------------------
CONSUMER BANK
Income statement data
 Net interest income                $   23              121           59               670           873
 Provision for loan losses              --               10           46                39            95
 Fee and other income                  108               87           57               288           540
 Noninterest expense                    81              157           70               607           915
 Income tax expense                     20               15           (1)              119           153
--------------------------------------------------------------------------------------------------------
Net income                         $    30               26            1               193           250
--------------------------------------------------------------------------------------------------------
Performance and other data
 Return on average attributed
 stockholders' equity (a)            69.66%            8.20          0.95             33.02        23.97
 Average loans, net                 $2,026           11,500         2,598            39,492       55,616
 Average deposits                    1,340                2            10            72,333       73,685
 Average attributed stockholders'
  equity                            $  176            1,265           414             2,369        4,224
--------------------------------------------------------------------------------------------------------


                                                                                                RETAIL
                                                               PRIVATE                     BROKERAGE &
                                                  MUTUAL        CLIENT             CAP       INSURANCE
(IN MILLIONS)                       TRUST          FUNDS       BANKING         ACCOUNT        SERVICES       OTHER          TOTAL
---------------------------------------------------------------------------------------------------------------------------------
CAPITAL MANAGEMENT
Income statement data
 Net interest income                $   16           1             43             45             17            --             122
 Provision for loan losses              --          --              1             --             --            --               1
 Fee and other income                  163         107              3             26            222           (22)            499
 Noninterest expense                   115          62             27             32            203            --             439
 Income tax expense                     24          18              7             15             14            (9)             69
---------------------------------------------------------------------------------------------------------------------------------
Net income                          $   40          28             11             24             22           (13)            112
---------------------------------------------------------------------------------------------------------------------------------
Performance and other data
 Return on average attributed
 stockholders' equity (a)            61.38%      47.82          18.90          67.90          26.17            --           40.56
 Average loans, net                 $  182          --          3,489             --          1,512            --           5,183
 Average deposits                    2,760          --          3,034         14,143             --            --          19,937
 Average attributed stockholders'
  equity                            $  263         155            244            141            346           (29)          1,120
---------------------------------------------------------------------------------------------------------------------------------



                                       SMALL                            REAL     CASH MGT. &
                                    BUSINESS                          ESTATE         DEPOSIT
(IN MILLIONS)                        BANKING         LENDING         BANKING        SERVICES          TOTAL
-----------------------------------------------------------------------------------------------------------
COMMERCIAL BANK
Income statement data
 Net interest income                $    24              91             51             253             419
 Provision for loan losses                1              12              6              --              19
 Fee and other income                    --              --             --             148             148
 Noninterest expense                     11              79             20             214             324
 Income tax expense                       5              (8)             9              72              78
-----------------------------------------------------------------------------------------------------------
 Net income                         $     7               8             16             115             146
-----------------------------------------------------------------------------------------------------------
Performance and other data
 Return on average attributed
 stockholders' equity (a)             14.87%           2.19          10.54           58.66           19.57
 Average loans, net                 $ 2,896          22,806          8,745              --          34,447
 Average deposits                        --              --             --          27,066          27,066
 Average attributed stockholders'
  equity                            $   193           1,427            600             796           3,016
-----------------------------------------------------------------------------------------------------------

                                                                     (CONTINUED)

TABLE 3
BUSINESS SEGMENTS
--------------------------------------------------------------------------------

                                                                                                  THREE MONTHS ENDED MARCH 31, 1999

                                                        REAL                                    COMMERCIAL
                                   INVESTMENT         ESTATE          RISK     TRADITIONAL       LEASING &
(IN MILLIONS)                         BANKING        FINANCE          MGT.         BANKING            RAIL   INTERNATIONAL    TOTAL
------------------------------------------------------------------------------------------------------------------------------------
CAPITAL MARKETS
Income statement data
 Net interest income                $   34             11              --            161             60           49            315
 Provision for loan losses               2             --              --             47             --           --             49
 Trading account profits                31             23              58             --             --           --            112
 Fee and other income                  268            (10)             --             19             44           50            371
 Noninterest expense                   153             29              42             45             30           56            355
 Income tax expense                     56            (20)              6             34             28           16            120
------------------------------------------------------------------------------------------------------------------------------------
 Net income                         $  122             15              10             54             46           27            274
------------------------------------------------------------------------------------------------------------------------------------
Performance and other data
 Return on average attributed
  stockholders' equity (a)           58.99%         19.57           36.37           8.77          99.20        12.37          22.97
 Average loans, net                 $2,898          2,408              --         21,025          5,023        4,922         36,276
 Average deposits                    2,246            468             432          3,633              2        5,389         12,170
 Average attributed stockholders'
  equity                            $  839            309             109          2,502            187          888          4,834
------------------------------------------------------------------------------------------------------------------------------------



                                    CONSUMER       CAPITAL      COMMERCIAL         CAPITAL       TREASURY/
(IN MILLIONS)                           BANK          MGT.            BANK         MARKETS         NONBANK          TOTAL
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
Income statement data
 Net interest income                $   873          122             419             315              51            1,780
 Provision for loan losses               95            1              19              49              --              164
 Trading account profits                 --           --              --             112              --              112
 Fee and other income                   540          499             148             371             280            1,838
 Noninterest expense                    915          439             324             355             476            2,509
 Income tax expense                     153           69              78             120             (69)             351
-------------------------------------------------------------------------------------------------------------------------
 Net income after
  merger-related and
  restructuring charges              $  250          112             146             274             (76)             706
 After-tax merger-related and
  restructuring charges                  --           --              --              --             259              259
-------------------------------------------------------------------------------------------------------------------------
 Net income before
  merger-related and
  restructuring charges              $  250          112             146             274             183              965
-------------------------------------------------------------------------------------------------------------------------
Performance and other data
 Return on average attributed
  stockholders' equity (a)            23.97%       40.56           19.57           22.97           23.86            24.30
 Average loans, net                 $55,616        5,183          34,447          36,276           2,386          133,908
 Average deposits                    73,685       19,937          27,066          12,170           3,404          136,262
 Average attributed stockholders'
  equity                             $4,224        1,120           3,016           4,834           3,111           16,305
-------------------------------------------------------------------------------------------------------------------------

                                                                     (CONTINUED)

TABLE 3
BUSINESS SEGMENTS
--------------------------------------------------------------------------------

                                                                          THREE MONTHS ENDED MARCH 31, 1998

                                       FIRST                                          RETAIL
                                       UNION            HOME            CARD          BRANCH
(IN MILLIONS)                       MORTGAGE          EQUITY        PRODUCTS        PRODUCTS          TOTAL
-----------------------------------------------------------------------------------------------------------
CONSUMER BANK
Income statement data
 Net interest income                $    19              38            95             718               870
 Provision for loan losses                1               2            53              47               103
 Fee and other income                    81               9            69             226               385
 Noninterest expense                     99              27            60             593               779
 Income tax expense                      --               7            19             117               143
-----------------------------------------------------------------------------------------------------------
Net income                         $    --              11            32             187               230
-----------------------------------------------------------------------------------------------------------
Performance and other data
 Return on average attributed
 stockholders' equity (a)             (0.78)%         30.51         31.29           29.65             28.63
 Average loans, net                 $ 1,901           5,064         3,884          46,954            57,803
 Average deposits                     1,109              --            15          77,887            79,011
 Average attributed stockholders'
 equity                             $   136             150           413           2,564             3,263
-----------------------------------------------------------------------------------------------------------


                                                                                              RETAIL
                                                             PRIVATE                     BROKERAGE &
                                                MUTUAL        CLIENT             CAP       INSURANCE
(IN MILLIONS)                        TRUST       FUNDS       BANKING         ACCOUNT        SERVICES           OTHER          TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL MANAGEMENT
Income statement data
 Net interest income                $   15        --             37             35               10             --              97
 Provision for loan losses              --        --              1             --               --             --               1
 Fee and other income                  140        96              2             17              194            (20)            429
 Noninterest expense                   106        51             21             26              169             --             373
 Income tax expense                     19        17              6             10               13             (8)             57
-----------------------------------------------------------------------------------------------------------------------------------
 Net income                         $   30        28             11             16               22            (12)             95
-----------------------------------------------------------------------------------------------------------------------------------
Performance and other data
 Return on average attributed
  stockholders' equity (a)           51.58%    55.73          19.20          69.56            29.74             --           39.49
 Average loans, net                 $  127        --          3,338             --              739             --           4,204
 Average deposits                    1,995        --          2,509         10,867               --             --          15,371
 Average attributed stockholders'
  equity                            $  238       138            230             95              294            (27)            968
-----------------------------------------------------------------------------------------------------------------------------------


                                      SMALL                            REAL     CASH MGT. &
                                   BUSINESS                          ESTATE         DEPOSIT
(IN MILLIONS)                       BANKING         LENDING         BANKING        SERVICES          TOTAL
----------------------------------------------------------------------------------------------------------
COMMERCIAL BANK
Income statement data
 Net interest income                $   21            119             55               229            424
 Provision for loan losses               1             16              2                --             19
 Fee and other income                   --             --             --               129            129
 Noninterest expense                    10             84             16               207            317
 Income tax expense                      4              6             14                58             82
----------------------------------------------------------------------------------------------------------
 Net income                         $    6             13             23                93            135
----------------------------------------------------------------------------------------------------------
Performance and other data
 Return on average attributed
 stockholders' equity (a)            16.01%          3.66          14.44             56.34          18.91
 Average loans, net                 $2,534         25,297          9,613                --         37,444
 Average deposits                       --             --             --            24,363         24,363
 Average attributed stockholders'
  equity                             $  163          1,422            652               670          2,907
----------------------------------------------------------------------------------------------------------

                                                                     (CONTINUED)

TABLE 3
BUSINESS SEGMENTS
--------------------------------------------------------------------------------

                                                                                                   THREE MONTHS ENDED MARCH 31, 1998

                                                         REAL                                 COMMERCIAL
                                       INVESTMENT      ESTATE       RISK     TRADITIONAL       LEASING &
(IN MILLIONS)                             BANKING     FINANCE       MGT.         BANKING            RAIL   INTERNATIONAL       TOTAL
------------------------------------------------------------------------------------------------------------------------------------
CAPITAL MARKETS
Income statement data
Net interest income                    $     25          17           --            160             19          31               252
Provision for loan losses                    --           1           --              6              1           1                 9
Trading account profits                      10           2           23             --             --          --                35
Fee and other income                        127          (3)           7              8             50          58               247
Noninterest expense                          91          26           17             46             34          44               258
Income tax expense                           22         (16)           4             44             12          17                83
------------------------------------------------------------------------------------------------------------------------------------
Net income                             $     49           5            9             72             22          27               184
------------------------------------------------------------------------------------------------------------------------------------
Performance and other data
Return on average attributed
 stockholders' equity (a)                 28.28%       6.84        43.43          15.16          58.88       15.05             19.20
Average loans, net                     $  2,208       1,823           --         17,906          4,244       4,083            30,264
Average deposits                          1,477         590          109          3,573             21       3,506             9,276
Average attributed stockholders'
 equity                                $    701         278           83          1,921            148         739             3,870
------------------------------------------------------------------------------------------------------------------------------------


                                   CONSUMER       CAPITAL      COMMERCIAL         CAPITAL       TREASURY/
(IN MILLIONS)                          BANK          MGT.            BANK         MARKETS         NONBANK          TOTAL
------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
Income statement data
Net interest income                $   870           97             424             252             188           1,831
Provision for loan losses              103            1              19               9               3             135
Trading account profits                 --           --              --              35              --              35
Fee and other income                   385          429             129             247             124           1,314
Noninterest expense                    779          373             317             258             111           1,838
Income tax expense                     143           57              82              83              52             417
------------------------------------------------------------------------------------------------------------------------
Net income after
 merger-related and
 restructuring charges             $   230           95             135             184             146             790
After-tax merger-related and
 restructuring charges                  --           --              --              --              19              19
------------------------------------------------------------------------------------------------------------------------
Net income before
 merger-related and
 restructuring charges             $   230           95             135             184             165             809
------------------------------------------------------------------------------------------------------------------------
Performance and other data
Return on average attributed
 stockholders' equity (a)            28.63%       39.49           18.91           19.20           14.05           21.22
Average loans, net                 $57,803        4,204          37,444          30,264           1,499         131,214
Average deposits                    79,011       15,371          24,363           9,276           6,553         134,574
Average attributed stockholders'
 equity                            $ 3,263          968           2,907           3,870           4,763          15,771
------------------------------------------------------------------------------------------------------------------------

(a) Average attributed stockholders' equity excludes merger-related and restructuring charges and average net unrealized gains or losses on debt and equity securities. See the "Business Segments" discussion in Management's Analysis of Operations for further information about the methodology and assumptions used herein. The return on average attributed stockholders' equity for the Capital Management Mutual Funds unit is net of the amount included in Other.
                                      T-6


TABLE 4
SELECTED PERFORMANCE, DIVIDEND PAYOUT AND OTHER RATIOS
-----------------------------------------------------------------------------------------------------------------------


                                                           1999                                                   1998
                                                     -----------   ----------------------------------------------------

                                                          First         Fourth        Third        Second        First
                                                        Quarter        Quarter      Quarter       Quarter      Quarter
-----------------------------------------------------------------------------------------------------------------------
PERFORMANCE RATIOS (a)
Assets to stockholders' equity                            13.78 X        13.49        13.67         14.71        13.37
Return on assets                                           1.27 %         1.47         1.72          0.46         1.52
Return on stockholders' equity (b)                        17.83          20.32        24.10          6.83        20.74
Internal capital growth (b)                                6.35 %        10.51        14.08         (2.89)       11.77
-----------------------------------------------------------------------------------------------------------------------
DIVIDEND PAYOUT RATIOS ON
Operating earnings                                        47.00 %        42.00        41.18         40.22        42.26
Net income                                                64.38 %        48.28        41.58        142.31        43.25
-----------------------------------------------------------------------------------------------------------------------
OTHER RATIOS ON
Operating earnings
  Return on assets                                         1.74 %         1.70         1.75          1.62         1.56
  Return on stockholders' equity (b)                      24.30 %        22.59        23.50         23.91        21.22
-----------------------------------------------------------------------------------------------------------------------

(a)  Based on average balances and net income.
(b) Excludes average net unrealized gains or losses on debt and equity securities.


Table 5
SECURITIES AVAILABLE FOR SALE
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      March 31, 1999
                 -------------------------------------------------------------------------------------------------------------------


                                                                                              Gross Unrealized              Average
                                     1 Year        1-5       5-10      After 10               ----------------   Amortized  Maturity
(In millions)                       or Less      Years      Years        Years       Total    Gains    Losses       Cost    in Years
------------------------------------------------------------------------------------------------------------------------------------
MARKET VALUE
U.S. Treasury                   $        66          1      2,371          320       2,758       82         5      2,681      10.58
U.S. Government agencies                 98      5,018     20,074            -      25,190       94       151     25,247       6.69
Asset-backed                            417      2,313      4,578          138       7,446       31       108      7,523       6.15
State, county and municipal               -          1         41          137         179        1         -        178      19.31
Sundry                                  103      1,947        294        1,500       3,844      115        61      3,790       5.18
------------------------------------------------------------------------------------------------------------------------
        Total                   $       684      9,280     27,358        2,095      39,417      323       325     39,419       6.81
------------------------------------------------------------------------------------------------------------------------------------
MARKET VALUE
Debt securities                 $       684      9,280     27,358          861      38,183      222       296     38,257
Equity securities                         -          -          -        1,234       1,234      101        29      1,162
------------------------------------------------------------------------------------------------------------------------
        Total                   $       684      9,280     27,358        2,095      39,417      323       325     39,419
-------------------------------------------------------------------------------------------------------------------------
AMORTIZED COST
Debt securities                 $       680      9,238     27,457          882      38,257
Equity securities                         -          -          -        1,162       1,162
-------------------------------------------------------------------------------------------
        Total                   $       680      9,238     27,457        2,044      39,419
-------------------------------------------------------------------------------------------
WEIGHTED AVERAGE
  YIELD
  U.S. Treasury                        6.70 %     4.95       6.04         5.89        6.04
  U.S. Government agencies             5.95       6.39       6.40            -        6.39
  Asset-backed                         8.53       8.89       6.81         7.06        7.55
  State, county and municipal             -       6.70       6.21         6.70        6.59
  Sundry                               5.22      10.92       6.57         4.18        7.86
  Consolidated                         7.48 %     7.97       6.44         4.82        6.73
------------------------------------------------------------------------------------------------



      Included in "U.S. Government agencies" and "Sundry" at March 31, 1999, are $280 million of securities denominated in currencies other than the U.S.
dollar. At March 31, 1999, these securities had a weighted average maturity of
2.76 years and a weighted average yield of 5.78 percent. For comparative purposes, the weighted average U.S. dollar equivalent yield of these securities was 6.81 percent based on a weighted average funding cost differential of (1.03) percent.
      Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Average maturity excludes equity securities and money market funds.
      Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.
      At March 31, 1999, there were forward commitments to purchase securities at a cost which approximates market value of $4.0 billion, and commitments to sell securities at a cost which approximates market value of $1.1 billion.
      Gross gains and losses realized on the sale of debt securities for the three months ended March 31, 1999, were $62 million and $41 million, respectively, and there were gross gains realized on equity securities of $56 million.



Table 6
INVESTMENT SECURITIES
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      March 31, 1999
                                    ------------------------------------------------------------------------------------------------
                                                                                           Gross Unrealized                 Average
                                   1 Year        1-5       5-10    After 10              --------------------    Market     Maturity
(In millions)                      or Less      Years      Years        Years     Total    Gains    Losses       Value      in Years
------------------------------------------------------------------------------------------------------------------------------------
CARRYING VALUE
U.S. Treasury                  $         4          7          1            -        12        -        -           12          1.14
U.S. Government agencies                20        841        241            1     1,103       21        3        1,121          4.41
CMOs                                   105          -          -            -       105        2        -          107          0.70
State, county and municipal            100        165        229          238       732      103        -          835          7.48
Sundry                                  23         27          2            2        54        -        1           53          2.07
-----------------------------------------------------------------------------------------------------------------------
        Total                  $       252      1,040        473          241     2,006      126         4       2,128          5.26
------------------------------------------------------------------------------------------------------------------------------------
MARKET VALUE
Debt securities                $       255      1,069        514          290     2,128
----------------------------------------------------------------------------------------
WEIGHTED AVERAGE
  YIELD
  U.S. Treasury                       5.09 %     4.65       4.70            -      4.82
  U.S. Government agencies            6.81       6.79       6.25        10.73      6.68
  CMOs                                8.75          -          -            -      8.75
  State, county and municipal        10.00       9.94      11.55        11.97     11.11
  Sundry                              7.16       7.34       7.21         5.82      7.19
  Consolidated                        8.89 %     7.29       8.82        11.90      8.41
----------------------------------------------------------------------------------------

   Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
   Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.
   There were no commitments to purchase or sell investment securities at March 31, 1999.
   There were no gains or losses realized on repurchase agreement underdeliveries and calls of investment securities for the three months ended March 31, 1999.


Table 7
LOANS
------------------------------------------------------------------------------------------------------------------------

                                                            1999                                                   1998
                                                     ------------  -----------------------------------------------------

                                                           First        Fourth        Third        Second         First
(In millions)                                            Quarter       Quarter      Quarter       Quarter       Quarter
------------------------------------------------------------------------------------------------------------------------
COMMERCIAL
Commercial, financial and agricultural            $       52,798        53,961       52,179        50,972        49,060
Real estate - construction and other                       2,602         2,628        2,884         3,033         2,957
Real estate - mortgage                                     8,489         8,565        8,977         9,718        10,223
Lease financing                                           10,525         9,730        9,388         9,155         8,413
Foreign                                                    4,084         4,805        4,289         4,365         3,843
------------------------------------------------------------------------------------------------------------------------
        Total commercial                                  78,498        79,689       77,717        77,243        74,496
------------------------------------------------------------------------------------------------------------------------
RETAIL
Real estate - mortgage                                    20,901        21,729       25,522        26,221        27,997
Installment loans - Bankcard (a)                           2,579         2,779        2,700         4,043         3,842
Installment loans - other                                 29,585        29,050       27,564        27,982        25,448
Vehicle leasing                                            6,257         6,162        5,955         5,692         5,490
------------------------------------------------------------------------------------------------------------------------
        Total retail                                      59,322        59,720       61,741        63,938        62,777
------------------------------------------------------------------------------------------------------------------------
        Total loans                                      137,820       139,409      139,458       141,181       137,273
Unearned income                                            4,404         4,026        3,769         3,791         3,459
------------------------------------------------------------------------------------------------------------------------
        Loans, net                                $      133,416       135,383      135,689       137,390       133,814
------------------------------------------------------------------------------------------------------------------------

(a) Installment loans - Bankcard include credit card, ICR, signature and First Choice.


Table 8
INTEREST-ONLY AND RESIDUAL CERTIFICATES
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                      March 31, 1999
                                         -------------------------------------------------------------------------------------------

                                                                                                                                Home
                                                                                                                              Equity
                                                                Home                                              Credit    Lines of
(In millions)                                              Equity (a)(b)   SBA (b)     Student         Auto         Card      Credit
------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY
Balance, December 31, 1998                          $          1,095          118          119           16          159          12
Originated residual interests                                      -            8           11            -           54           1
Servicer and other advances                                       30            -            -            -            -           -
Net accretion (amortization)                                     (26)           1            1           (3)         (73)        (1)
Impairment loss                                                  (19)           -            -           (4)           -           -
Unrealized gain (loss)                                             8           (8)           4           (1)          (5)          -
------------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1999                             $          1,088          119          135            8          135          12
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                                Home
                                                         Home Equity                                                          Equity
                                       ------------------------------
                                            Fixed           Variable                                              Credit    Lines of
                                             Rate               Rate          SBA      Student         Auto         Card      Credit
------------------------------------------------------------------------------------------------------------------------------------
VALUATION ESTIMATES
Discount rate                                11.00%             11.00         11.00         9.50        11.00     10.08        11.00
Prepayment rate                          CPR-24.00%         CPR-34.00     CPR-24.30     CPR-4.92     ABS-1.55  9 Months     CPR-3.95
Weighted average life                  35.2 months        26.8 months   32.8 months  65.8 months  14.5 months  9 Months    54 Months
Weighted average cumulative
   net loss                                    494 bps            442           490           19          288       498          270
Weighted average coupon rate                 11.17 %            10.47          9.88         8.13        10.34     17.96         9.47
Excess annual spread                           296 bps            194           281          181          168       570          247
------------------------------------------------------------------------------------------------------------------------------------


                                                         Home Equity                                                            Home
                                       ------------------------------                                                         Equity
                                            Fixed           Variable                                              Credit    Lines of
(Dollars in millions)                        Rate               Rate          SBA      Student         Auto         Card      Credit
------------------------------------------------------------------------------------------------------------------------------------
COLLATERAL DATA
Securitized principal serviced       $      8,585              2,982          708        3,182          649        3,524         199
Contractual delinquency ratios
  30 - 59 days                               2.06 %             2.07         0.97         3.22         2.74        10.25        0.39
  60 - 89 days                               0.80               0.60         0.50         1.98         0.80         0.66        0.19
  90 - 179 days                              0.89               0.46         0.99         2.11         0.73         1.27        0.12
  180 - 359 days                             0.66               0.74         0.93         0.53         0.05            -        0.12
Defaults
  Foreclosures in process (c)                4.46               8.38         2.34          n/a          n/a          n/a           -
  Real estate owned                          0.96 %             1.92         0.20          n/a          n/a          n/a        0.03
------------------------------------------------------------------------------------------------------------------------------------

(a) The March 31, 1999, Home Equity balance includes servicer advances of $163 million, for which the corporation is the servicer.
(b) The December 31, 1998, Home Equity and Small Business Administration (SBA) balances have been restated to reflect the final June 30, 1998, valuations for acquired retained interests.
(c) Foreclosures in process includes loans that are delinquent 360 days or more.
n/a - Data is not available or not meaningful.


Table 9
ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS
------------------------------------------------------------------------------------------------------------------------------
                                                                   1999                                                  1998
                                                             -----------   ---------------------------------------------------

                                                                  First        Fourth        Third        Second        First
(In millions)                                                   Quarter       Quarter      Quarter       Quarter      Quarter
------------------------------------------------------------------------------------------------------------------------------
ALLOWANCE FOR LOAN LOSSES
Balance, beginning of period                              $       1,826         1,882        1,870         1,863        1,847
Provision for loan losses                                           164           167          239           150          135
Allowance relating to loans acquired, transferred to
  accelerated disposition or sold                                     -           (57)         (40)           13           10
Loan losses, net                                                   (164)         (166)        (187)         (156)        (129)
------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                    $       1,826         1,826        1,882         1,870        1,863
------------------------------------------------------------------------------------------------------------------------------
as a % of loans, net                                               1.37 %        1.35         1.39          1.36         1.39
------------------------------------------------------------------------------------------------------------------------------
as a % of nonaccrual and restructured loans                         217 %         246          267           235          210
------------------------------------------------------------------------------------------------------------------------------
as a % of nonperforming assets                                      192 %         217          228           206          186
------------------------------------------------------------------------------------------------------------------------------
LOAN LOSSES
Commercial, financial and agricultural                    $          78            83           98            63           37
Real estate - commercial construction and mortgage                    1             3            1             2            9
Real estate - residential mortgage                                    5             2            8             6           11
Installment loans - Bankcard                                         49            60           58            67           56
Installment loans - other and vehicle leasing                        65            63           53            52           67
------------------------------------------------------------------------------------------------------------------------------
        Total                                                       198           211          218           190          180
------------------------------------------------------------------------------------------------------------------------------
LOAN RECOVERIES
Commercial, financial and agricultural                               13            25            9             7           24
Real estate - commercial construction and mortgage                    1             3            3             -            5
Real estate - residential mortgage                                    -             -            -             -            1
Installment loans - Bankcard                                          4             2            6             4            4
Installment loans - other and vehicle leasing                        16            15           13            23           17
------------------------------------------------------------------------------------------------------------------------------
        Total                                                        34            45           31            34           51
------------------------------------------------------------------------------------------------------------------------------
        Loan losses, net                                  $         164           166          187           156          129
------------------------------------------------------------------------------------------------------------------------------
as % of average loans, net (a)                                     0.49 %        0.50 %       0.55          0.47         0.39
------------------------------------------------------------------------------------------------------------------------------
as % of average loans, net, excluding Bankcard (a)                 0.36 %        0.33 %       0.41          0.29         0.24
------------------------------------------------------------------------------------------------------------------------------
NONPERFORMING ASSETS
Nonaccrual loans
  Commercial loans                                        $         434           362          294           368          410
  Commercial real estate loans                                       74            67          121           141          130
  Consumer real estate loans                                        181           184          181           190          234
  Installment loans                                                 152           128          108            94          114
------------------------------------------------------------------------------------------------------------------------------
        Total nonaccrual loans                                      841           741          704           793          888
Restructured loans and foreclosed properties (b)                    109           103          121           116          115
------------------------------------------------------------------------------------------------------------------------------
        Total nonperforming assets                        $         950           844          825           909        1,003
------------------------------------------------------------------------------------------------------------------------------
as % of loans, net, and foreclosed properties                      0.71 %        0.62 %       0.61          0.66         0.75
------------------------------------------------------------------------------------------------------------------------------
Accruing loans past due 90 days                           $         344           385          279           248          328
------------------------------------------------------------------------------------------------------------------------------

(a) Annualized.
(b) Restructured loans do not exceed $2 million for any period presented.


Table 10
INTANGIBLE ASSETS
-------------------------------------------------------------------------------------------------------------------------------

                                                                    1999                                                  1998
                                                              -----------  ----------------------------------------------------

                                                                   First        Fourth        Third        Second        First
(In millions)                                                    Quarter       Quarter      Quarter       Quarter      Quarter
-------------------------------------------------------------------------------------------------------------------------------
OTHER INTANGIBLE ASSETS
Goodwill                                                   $       4,354         4,376        4,410         4,439        2,484
Deposit base premium                                                 335           360          392           421          442
Other                                                                294           300          303           309            5
-------------------------------------------------------------------------------------------------------------------------------
        Total                                              $       4,983         5,036        5,105         5,169        2,931
-------------------------------------------------------------------------------------------------------------------------------
MORTGAGE AND OTHER SERVICING ASSETS                        $         700           637          554           511          444
-------------------------------------------------------------------------------------------------------------------------------
CREDIT CARD PREMIUM                                        $          12            14           16            19           21
-------------------------------------------------------------------------------------------------------------------------------



Table 11
DEPOSITS
--------------------------------------------------------------------------------------------------------------------------

                                                                1999                                                 1998
                                                        -------------  ---------------------------------------------------

                                                               First       Fourth        Third        Second        First
(In millions)                                                Quarter      Quarter      Quarter       Quarter      Quarter
--------------------------------------------------------------------------------------------------------------------------
CORE DEPOSITS
Noninterest-bearing                                  $        31,757       35,614       30,504        33,169       32,184
Savings and NOW accounts                                      38,131       38,649       33,344        33,938       35,104
Money market accounts                                         21,622       22,762       25,215        24,520       23,875
Other consumer time                                           34,339       35,809       36,805        38,053       37,930
--------------------------------------------------------------------------------------------------------------------------
        Total core deposits                                  125,849      132,834      125,868       129,680      129,093
Foreign                                                        3,234        3,487        2,500         2,881        2,083
Other time                                                     5,141        6,146        6,160         6,037        6,759
--------------------------------------------------------------------------------------------------------------------------
        Total deposits                               $       134,224      142,467      134,528       138,598      137,935
--------------------------------------------------------------------------------------------------------------------------



Table 12
TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE (a)
--------------------------------------------------------------------------------------------------

                                                                                   March 31, 1999
                                                                         -------------------------
(In millions)                                                                   Time Certificates
--------------------------------------------------------------------------------------------------
MATURITY OF
3 months or less                                                       $                    4,270
Over 3 months through 6 months                                                              2,442
Over 6 months through 12 months                                                             2,015
Over 12 months                                                                              1,945
--------------------------------------------------------------------------------------------------
        Total                                                          $                   10,672
--------------------------------------------------------------------------------------------------

(a) There were no other time deposits in amounts of $100,000 or more at March 31, 1999.


Table 13
LONG-TERM DEBT
------------------------------------------------------------------------------------------------------------------------------------
                                                                         1999                                                  1998
                                                            ------------------------------------------------------------------------
                                                                        First        Fourth        Third       Second         First
(In millions)                                                         Quarter       Quarter      Quarter      Quarter       Quarter
------------------------------------------------------------------------------------------------------------------------------------
NOTES AND DEBENTURES ISSUED BY THE
  PARENT COMPANY
  Notes
  Floating rate extendible, due June 15, 2005                   $          10            10           10           10            10
    6.60%, due June 15, 2000                                              250           250          249          249           249
  Subordinated notes
    6.30%, Putable/Callable, due April 15, 2028                           200           200          200          200             -
    7.18%, due April 15, 2011                                              59            59           59           59            59
    8%, due August 15, 2009                                               149           149          149          149           149
    6-3/8%, due January 15, 2009                                          148           148          148          148           148
    6%, due October 30, 2008                                              198           198          198          198           198
    6.40%, due April 1, 2008                                              298           297          297          297             -
    7-1/2%, due  July 15, 2006                                            298           298          298          298           298
    7%, due March 15, 2006                                                199           199          199          199           199
    6-7/8%, due September 15, 2005                                        249           249          249          249           249
    7.05%, due August 1, 2005                                             249           249          249          248           248
    6-5/8%, due July 15, 2005                                             249           249          249          249           249
    8.77%, due November 15, 2004                                          149           149          149          149           149
    Floating rate, due July 22, 2003                                      149           149          149          149           149
    7-1/4%, due February 15, 2003                                         149           149          149          149           149
    8%, due November 15, 2002                                             224           224          224          224           224
    8-1/8%, due June 24, 2002                                             249           249          249          249           249
    9.45%, due August 15, 2001                                            149           149          149          149           149
    Fixed rate medium-term, varying rates and terms                         -            -             -           37            54
    9.45%, due June 15, 1999                                              250           250          250          250           249
  Subordinated debentures
    6.55%, due October 15, 2035                                           249           249          249          249           249
    7-1/2%, due April 15, 2035                                            247           247          247          247           247
    6.824%/7.574%, due August 1, 2026                                     298           298          298          298           298
------------------------------------------------------------------------------------------------------------------------------------
        Total notes and debentures issued by the Parent Company         4,669         4,668        4,667        4,703         4,222
------------------------------------------------------------------------------------------------------------------------------------



Table 13
LONG-TERM DEBT
---------------------------------------------------------------------------------------------------------------------------------
                                                                      1999                                                  1998
                                                                 ----------  ----------------------------------------------------
                                                                     First        Fourth        Third       Second         First
(In millions)                                                      Quarter       Quarter      Quarter      Quarter       Quarter
---------------------------------------------------------------------------------------------------------------------------------
NOTES ISSUED BY SUBSIDIARIES
Notes
  9-3/4% senior                                                          -            -             -          118           119
  Medium-term, varying rates and terms to September 15, 2006        12,695        10,775        7,206        3,026         2,511
  Varying rates and terms to January 26, 2004                           63            70           79           82           161
  Floating rate                                                          -            -             -            -           500
  Senior notes from acquired companies, varying
   rate and terms to April 15, 2004                                    569           569          569        1,059           150
Subordinated notes
  Bank, varying rates and terms to December 15, 2036                 1,200         1,200          650          650           650
  7.95%, due December 1, 2007                                          100           100          100          100             -
  6-3/4%, due November 15, 2006                                        200           200          200          200           198
  6-5/8%, due March 15, 2005                                           175           175          175          175           174
  5-7/8%, due October 15, 2003                                         200           200          200          200           200
  6.80%, due June 15, 2003                                             149           149          149          149           149
  9-3/8%, due April 15, 2003                                           100           100          100          100           100
  6-5/8%, due March 15, 2003                                           150           150          150          150           149
  7.30%, due December 1, 2002                                          150           150          150          150             -
  7-7/8%, due July 15, 2002                                            100           100          100          100           100
  9-5/8%, due February 15, 2001                                        150           150          150          150           150
  9-5/8%, due August 15, 1999                                          150           150          150          150           150
  9-5/8%, due June 1, 1999                                             100           100          100          100           100
  Floating rate                                                                        -             -            -          100
Subordinated capital notes
  9-5/8%, due June 15, 1999                                             75            75           75           75            75
  9-7/8%, due May 15, 1999                                              75            75           75           75            75
---------------------------------------------------------------------------------------------------------------------------------
        Total notes of subsidiaries                                 16,401        14,488       10,378        6,809         5,811
---------------------------------------------------------------------------------------------------------------------------------
OTHER DEBT
Trust preferred securities                                           1,736         1,736        1,736        1,735         1,735
Advances from the Federal Home Loan Bank                               987           986        1,186        1,685         1,928
4.556% auto securitization financing, due September 30, 2008         1,021         1,023          759            -             -
Mortgage notes and other debt of subsidiaries,
  varying rates and terms                                                7             8            9           10            10
Capitalized leases                                                      37            40           41           43            32
---------------------------------------------------------------------------------------------------------------------------------
        Total other debt                                             3,788         3,793        3,731        3,473         3,705
---------------------------------------------------------------------------------------------------------------------------------
        Total                                                $      24,858        22,949       18,776       14,985        13,738
---------------------------------------------------------------------------------------------------------------------------------



Table 14
CHANGES IN STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------


                                                  Twelve           1999                                                1998
                                                  Months          -----------  ----------------------------------------------
                                                   Ended
                                                Mar. 31,         First        Fourth        Third        Second        First
(In millions)                                       1999       Quarter       Quarter      Quarter       Quarter      Quarter

-----------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                $     15,806        17,173        17,370       16,526        15,806       15,269
-----------------------------------------------------------------------------------------------------------------------------
Comprehensive income
  Net income                                       2,807           706           857          995           249          790
  Net unrealized gain (loss) on debt and
    equity securities                               (298)         (415)         (149)         222            44            4
-----------------------------------------------------------------------------------------------------------------------------
       Total comprehensive income                  2,509           291           708        1,217           293          794
Purchase of common stock                          (3,379)         (854)         (617)           -        (1,908)        (531)
Common stock issued for
  Stock options exercised                            560            49           108           23           380          340
  Dividend reinvestment plan                          76            22            19           20            15           27
  Acquisitions                                     2,291             -             -            -         2,291          249
Cash dividends paid                               (1,632)         (450)         (415)        (416)         (351)        (342)
-----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                      $     16,231        16,231        17,173       17,370        16,526       15,806
-----------------------------------------------------------------------------------------------------------------------------


Table 15
CAPITAL RATIOS
-------------------------------------------------------------------------------------------------------------------------

                                                              1999                                                  1998
                                                        -----------  ----------------------------------------------------

                                                             First        Fourth        Third       Second         First
(In millions)                                              Quarter       Quarter      Quarter      Quarter       Quarter
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED CAPITAL RATIOS (a)
Qualifying capital
  Tier 1 capital                                     $      13,186        13,603       13,610       12,854        14,500
  Total capital                                             21,288        21,794       21,401       20,731        21,911
Adjusted risk-weighted assets                              187,679       196,033      182,105      182,643       167,348
Adjusted leverage ratio assets                       $     219,904       225,830      224,189      213,866       207,973
Ratios
  Tier 1 capital                                              7.03 %        6.94         7.47         7.04          8.66
  Total capital                                              11.34         11.12        11.75        11.35         13.09
  Leverage                                                    6.00          6.02         6.07         6.01          6.97
STOCKHOLDERS' EQUITY TO ASSETS
  Quarter-end                                                 7.28          7.23         7.40         7.22          7.19
  Average                                                     7.26 %        7.42         7.32         6.80          7.48
-------------------------------------------------------------------------------------------------------------------------
BANK CAPITAL RATIOS
Tier 1 capital
  First Union National Bank                                   7.33 %        7.48         7.49         7.16          7.49
  First Union Bank of Delaware                               13.11         11.44        16.11        50.55         13.75
  First Union Home Equity Bank                               13.41         11.91        13.51        12.27         11.41
Total capital
  First Union National Bank                                  10.28         10.38        10.38        10.06         10.64
  First Union Bank of Delaware                               14.62         12.82        16.56        50.97         14.27
  First Union Home Equity Bank                               15.51         13.82        15.78        14.48         13.61
Leverage
  First Union National Bank                                   6.63          6.69         6.35         6.23          5.90
  First Union Bank of Delaware                                8.18          6.96        18.90        23.87          6.63
  First Union Home Equity Bank                               10.53 %       10.86        11.22        10.75         10.48
-------------------------------------------------------------------------------------------------------------------------



(a) Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 percent to 4.00 percent.


Table 16
OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS (a)
--------------------------------------------------------------------------------------------------------------------

                                                               Weighted
                                                             Average Rate (b)    Estimated
                                            -----------------------------------------------
                                                                    Maturity
March 31, 1999                   Notional                                 In        Fair
(In millions)                      Amount   Receive          Pay    Years (c)   Value (d)                 Comments
--------------------------------------------------------------------------------------------------------------------
ASSET RATE
  CONVERSIONS
  Interest rate swaps       $      18,951      6.41 %       4.94 %      2.68               $17.5 billion converts floating
    Carrying amount                                                          $        93   rate loans to fixed rate. Adds to
    Unrealized gross gain                                                            285   liability sensitivity.  $1.5
    Unrealized gross loss                                                            (31)  billion  converts fixed rate available
                                                                                           for sale  securities to floating
                                                                               ----------  rate.
        Total                                                                        347
                                                                               ----------
  Interest rate collars             6,000          -             -      9.47               Converts floating rate loans to
    Carrying amount                                                                  121   fixed rate when LIBOR is below
    Unrealized gross gain                                                              -   6.00 percent (purchased floor)
    Unrealized gross loss                                                            (99)  or above 7.00 percent (sold cap)
                                                                               ----------
        Total                                                                         22
                                                                               ----------
  Interest rate floors                367          -             -      1.18               Converts floating rate loans to
    Carrying amount                                                                    4   fixed rate when LIBOR is below
    Unrealized gross gain                                                              1   6.60 percent.
    Unrealized gross loss                                                              -
                                                                               ----------
        Total                                                                          5
                                                                               ----------
  Other derivatives                   439          -             -      6.48               Includes interest rate caps and
    Carrying amount                                                                    5   purchased options on forward
    Unrealized gross gain                                                              -   swaps that convert fixed rate
    Unrealized gross loss                                                             (5)  assets to floating rate with a
                                                                                           weighted average strike rate of
                                                                                           7.81 percent.
                                                                               ----------
                                                                               ----------
        Total                                                                          -
------------------------------------------                                     ----------
        Total asset rate
          conversions       $      25,757          -             -      4.30 $       374
-----------------------------------------------------------------------------------------
LIABILITY RATE
  CONVERSIONS
  Interest rate swaps       $      14,795      6.66 %       5.48 %      7.53               Converts $6.6 billion of fixed
    Carrying amount                                                          $        32   rate long-term debt, $1.5 billion
    Unrealized gross gain                                                            408   of fixed rate bank notes and
    Unrealized gross loss                                                            (48)  $703 million of fixed rate CDs
                                                                                           to variable rate.  Converts $6.0
                                                                                           billion of floating rate deposits
                                                                                           liabilities to fixed rate.

                                                                               ----------
        Total                                                                        392
                                                                               ----------
  Interest rate collars             6,000          -             -      2.72               Converts floating rate deposits
    Carrying amount                                                                   10   to fixed rate when LIBOR
    Unrealized gross gain                                                             24   is between 5.50 percent (purchased
    Unrealized gross loss                                                              -   cap) and 6.50 percent (sold cap)
                                                                                           or below 4.50 percent (sold floor).

----------------------------                                                   ----------
        Total                                                                         34
----------------------------                                                   ----------



                                                                                                  (Continued)



Table 16
OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS (a)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                   Weighted
                                                            Average Rate (b)    Estimated
                                                ------------------------------------------
                                                                   Maturity
March 31, 1999                       Notional                            In        Fair
(In millions)                          Amount   Receive     Pay    Years (c)   Value (d)                 Comments
---------------------------------------------------------------------------------------------------------------------------------
LIABILITY RATE
  CONVERSIONS
  (Continued)

  Interest rate caps            $       5,000          -        -      1.96                Converts floating rate deposits
    Carrying amount                                                         $        18    to fixed rate when LIBOR is above
    Unrealized gross gain                                                             3    5.44 percent.
    Unrealized gross loss                                                             -
                                                                              ----------
        Total                                                                        21
                                                                              ----------
  Other derivatives                       170          -        -      4.32                Includes primarily interest rate
    Carrying amount                                                                   1    floors that offset corresponding
    Unrealized gross gain                                                             -    floors in floating rate long-term
    Unrealized gross loss                                                            (1)   debt.
                                                                              ----------
                                                                              ----------
        Total                                                                          -
----------------------------------------------                                ----------
        Total liability rate
          conversions           $      25,965          -        -      5.32 $       447
----------------------------------------------------------------------------------------
RATE SENSITIVITY
  HEDGES
  Basis swaps                   $         783      4.93 %  4.87 %      7.81                Converts LIBOR reset rates on pay
    Carrying amount                                                         $          -   variable swaps under asset rate
    Unrealized gross gain                                                              -   conversions to commercial paper
                                                                                       -   rates.
    Unrealized gross loss
                                                                              ----------
        Total                                                                          -
                                                                              ----------
  Interest rate caps                   12,134          -        -      1.08                $9.9 billion locks in reset rates
    Carrying amount                                                                  30    on pay variable swaps under asset or
    Unrealized gross gain                                                             -    liability rate conversions when LIBOR
    Unrealized gross loss                                                           (24)   is above 6.26 percent. $2.2 billion
                                                                                           locks in 1-year CMT rates at 5.70
                                                                                           percent to cap pay variable swaps under
                                                                                           liability rate conversions.

                                                                              ----------
        Total                                                                         6
                                                                              ----------
  Short eurodollar futures             14,654          -        -      0.25                Locks in LIBOR  reset rates on pay
    Carrying amount                                                                   -    variable swaps under asset or liability
    Unrealized gross gain                                                             -    rate conversions.  $4.7 billion
    Unrealized gross loss                                                             -    effective June and September 1999 and
                                                                                           $5.2 billion effective December 1999.
                                                                              ----------
                                                                              ----------
        Total                                                                         -
                                                                              ----------
  Collar on eurodollar futures          6,000          -        -      0.71                Purchased call options and written put
    Carrying amount                                                                   -    options on eurodollar futures that offset
    Unrealized gross gain                                                             2    the December 1999 short eurodollar
    Unrealized gross loss                                                             -    futures contracts.
                                                                              ----------
        Total                                                                         2
----------------------------------------------                                ----------
        Total rate sensitivity
          hedges                $      33,571          -        -      0.81 $         8
----------------------------------------------------------------------------------------

(a) Includes only off-balance sheet derivative financial instruments related to interest rate risk management activities.
(b) Weighted average receive rates are fixed rates set at the time the contract was transacted. Weighted average pay rates are generally based on one-to-six month LIBOR, and they are pay rates in effect as of March 31, 1999.
(c)  Estimated maturity approximates average life.
(d) Carrying amount includes accrued interest receivable or payable and unamortized premiums paid or received.



Table 17
OFF-BALANCE SHEET DERIVATIVES - EXPECTED MATURITIES (a)
------------------------------------------------------------------------------------------------------------------------------
March 31, 1999                                     1 Year          1 -2          2 -5        5 -10      After 10
(In millions)                                     or Less         Years         Years        Years         Years        Total
------------------------------------------------------------------------------------------------------------------------------
ASSET RATE CONVERSIONS
Notional amount--swaps                       $      3,516         9,854         3,590        1,207           784       18,951
Notional amount--other                                300             -           228        6,278             -        6,806
Weighted average receive rate (b)                    6.92 %        6.55          6.04         5.37          5.71         6.41
Estimated fair value                         $         48           205            69           21            31          374
------------------------------------------------------------------------------------------------------------------------------
LIABILITY RATE CONVERSIONS
Notional amount--swaps                       $        913           803         1,550       11,374           155       14,795
Notional amount--other                                  -         5,000         6,170            -             -       11,170
Weighted average receive rate (b)                    7.13 %        6.65          6.63         6.61          6.18         6.66
Estimated fair value                         $         13            36            97          302            (1)         447
------------------------------------------------------------------------------------------------------------------------------
RATE SENSITIVITY HEDGES
Notional amount--swaps                       $          -             -             -          783             -          783
Notional amount--other                             30,545             -         2,243            -             -       32,788
Weighted average receive rate (b)                       - %           -             -         4.93             -         4.93
Estimated fair value                         $          2             -             6            -             -            8
------------------------------------------------------------------------------------------------------------------------------

(a) Includes only off-balance sheet derivative financial instruments related to interest rate risk management activities.
(b) Weighted average receive rates include the impact of interest rate swaps only.


Table 18
OFF-BALANCE SHEET DERIVATIVES ACTIVITY (a)
-------------------------------------------------------------------------------------------------------------------------


                                                                          Asset    Liability          Rate
                                                                           Rate         Rate   Sensitivity
(In millions)                                                       Conversions  Conversions        Hedges        Total
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                                      $        25,908         9,068        14,454       49,430
Additions                                                                 1,526        17,550        25,372       44,448
Maturities/Amortizations                                                 (1,397)         (653)       (4,755)      (6,805)
Terminations/Redesignations                                                (280)            -        (1,500)      (1,780)
--------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1999                                         $        25,757        25,965        33,571       85,293
--------------------------------------------------------------------------------------------------------------------------


(a) Includes only off-balance sheet derivative financial instruments related to interest rate risk management activities.



FIRST UNION CORPORATION
NET INTEREST INCOME SUMMARIES
------------------------------------------------------------------------------------------------------------------------------------

                                                              FIRST QUARTER 1999                           FOURTH QUARTER 1998
                                                      -------------------------------             ----------------------------------

                                                                                  Average                                   Average
                                                                     Interest       Rates                       Interest      Rates
                                                         Average      Income/     Earned/            Average     Income/    Earned/
(In millions)                                           Balances      Expense        Paid           Balances     Expense       Paid
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-bearing bank balances                      $      1,322           17        5.42 %   $       1,749           25      5.72 %
Federal funds sold and securities
  purchased under resale agreements                       11,332          123        4.40            13,558          157      4.62
Trading account assets (a)                                 7,984          118        5.97            10,596          189      7.05
Securities available for sale (a)                         38,074          628        6.60            38,287          625      6.52
Investment securities (a)
  U.S. Government and other                                1,240           22        6.97             1,290           24      7.35
  State, county and municipal                                735           19       10.55               765           20     10.40
------------------------------------------------------------------------------                 --------------------------
        Total investment securities                        1,975           41        8.30             2,055           44      8.48
------------------------------------------------------------------------------                 --------------------------
Loans (a) (b)
  Commercial
    Commercial, financial and agricultural                53,418          996        7.55            52,473          996      7.53
    Real estate - construction and other                   2,613           49        7.61             2,756           56      8.04
    Real estate - mortgage                                 8,532          167        7.94             8,745          181      8.21
    Lease financing                                        4,792          150       12.49             4,590          134     11.74
    Foreign                                                4,393           64        5.94             4,797           77      6.37
------------------------------------------------------------------------------                 --------------------------
        Total commercial                                  73,748        1,426        7.83            73,361        1,444      7.82
------------------------------------------------------------------------------                 --------------------------
  Retail
    Real estate - mortgage                                21,774          394        7.25            24,561          454      7.38
    Installment loans - Bankcard (c)                       2,650           88       13.22             2,708           92     13.52
    Installment loans - other and vehicle leasing         35,736          768        8.67            33,844          769      9.04
------------------------------------------------------------------------------                 --------------------------
        Total retail                                      60,160        1,250        8.36            61,113        1,315      8.57
------------------------------------------------------------------------------                 --------------------------
        Total loans                                      133,908        2,676        8.06           134,474        2,759      8.16
------------------------------------------------------------------------------                 --------------------------
        Total earning assets                             194,595        3,603        7.46           200,719        3,799      7.53
                                                                   -----------------------                    ----------------------
Cash and due from banks                                   10,134                                      9,491
Other assets                                              19,958                                     20,515
-----------------------------------------------------------------                              -------------
        Total assets                                $    224,687                             $      230,725
-----------------------------------------------------------------                              -------------
LIABILITIES AND STOCKHOLDERS'
  EQUITY
  Interest-bearing deposits
    Savings and NOW accounts                              37,953          244        2.60            36,101          246      2.71
    Money market accounts                                 22,298          179        3.26            23,790          210      3.49
    Other consumer time                                   35,114          448        5.18            36,341          487      5.31
    Foreign                                                3,367           38        4.61             3,423           41      4.79
    Other time                                             5,534           83        6.04             6,205           90      5.79
------------------------------------------------------------------------------                  -------------------------
        Total interest-bearing deposits                  104,266          992        3.86           105,860        1,074      4.03
  Federal funds purchased and securities
    sold under repurchase agreements                      26,782          309        4.68            31,340          385      4.87
  Commercial paper                                         1,982           23        4.73             2,071           25      4.77
  Other short-term borrowings                             11,280          135        4.86            13,128          174      5.26
  Long-term debt                                          23,968          333        5.55            20,944          312      5.96
------------------------------------------------------------------------------                  -------------------------
        Total interest-bearing liabilities               168,278        1,792        4.31           173,343        1,970      4.52
                                                                   -----------------------                     ---------------------
  Noninterest-bearing deposits                            31,996                                     31,600
  Other liabilities                                        8,108                                      8,673
  Stockholders' equity                                    16,305                                     17,109
-----------------------------------------------------------------                               -------------
          Total liabilities and stockholders' equity$    224,687                              $     230,725
-----------------------------------------------------------------                               -------------
Interest income and rate earned                                  $      3,603        7.46 %                  $     3,799      7.53 %
Interest expense and equivalent rate paid                               1,792        3.72                          1,970      3.90
------------------------------------------------------------------------------------------                     ---------------------
Net interest income and margin                                   $      1,811        3.74 %                  $     1,829      3.63 %
------------------------------------------------------------------------------------------                     ---------------------

(a) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.


     -----------------------------------------------------------------------------------------------------------------


              THIRD QUARTER 1998                        SECOND QUARTER 1998              FIRST QUARTER 1998
     -----------------------------------------------------------------------------------------------------------------


                                 Average                                     Average                                    Average
                    Interest       Rates                        Interest       Rates                       Interest     Rates
        Average      Income/     Earned/            Average      Income/     Earned/           Average      Income/     Earned/
       Balances      Expense        Paid           Balances      Expense        Paid          Balances      Expense     Paid
     --------------------------------------------------------------------------------------------------------------------------


  $       1,752           25        5.76 %    $       2,872           43        5.88 %   $       2,971           41      5.65%

         14,331          189        5.19             11,842          151        5.18             9,728          129      5.35
         10,235          167        6.50              7,655          109        5.76             5,835           90      6.20
         36,677          609        6.64             35,593          589        6.61            30,046          499      6.68

          1,366           25        7.26              1,866           32        6.89             2,403           40      6.69
            812           21       10.40                907           23       10.04               986           24      9.72
     ------------------------                   -------------------------                  -------------------------

          2,178           46        8.43              2,773           55        7.92             3,389           64      7.57
     ------------------------                   -------------------------                  -------------------------


         50,049          984        7.80             49,717          991        7.99            48,035          955      8.06
          2,921           62        8.50              3,001           63        8.49             2,973           64      8.63
          9,523          210        8.75              9,988          212        8.52            10,414          218      8.50
          4,563          131       11.48              4,407          124       11.22             4,249          113     10.65
          4,257           75        7.02              4,123           69        6.69             4,003           66      6.68
     ------------------------                   -------------------------                  -------------------------
         71,313        1,462        8.14             71,236        1,459        8.21            69,674        1,416      8.23
     ------------------------                   -------------------------                  -------------------------
         26,072          488        7.48             26,300          495        7.54            27,555          531      7.71
          3,957          156       15.80              3,931          149       15.14             3,951          169     17.10
         33,708          780        9.20             30,679          704        9.19            30,034          691      9.30
     ------------------------                   -------------------------                  -------------------------

         63,737        1,424        8.91             60,910        1,348        8.86            61,540        1,391      9.09
     ------------------------                   -------------------------                  -------------------------
        135,050        2,886        8.50            132,146        2,807        8.51           131,214        2,807      8.63
     ------------------------                   -------------------------                  -------------------------
        200,223        3,922        7.80            192,881        3,754        7.80           183,183        3,630      7.99
                  -----------------------                     -----------------------                    --------------------
          8,780                                       9,282                                      8,976

         20,120                                      16,777                                     18,650
     -----------                                ------------                               ------------

  $     229,123                               $     218,940                              $     210,809
     -----------                                ------------                               ------------



         33,874          229        2.68             34,358          226        2.64            35,336          236      2.70
         25,037          224        3.54             24,605          213        3.48            23,070          190      3.34
         37,501          506        5.36             37,927          505        5.35            37,403          489      5.30
          3,354           45        5.30              2,523           32        5.05             2,856           38      5.44
          6,068           93        6.05              6,596          110        6.67             6,507          106      6.62
     ------------------------                   -------------------------                  -------------------------
        105,834        1,097        4.11            106,009        1,086        4.11           105,172        1,059      4.08

         35,902          473        5.23             34,775          445        5.13            30,425          373      4.98
          1,742           24        5.44              2,066           27        5.33             1,939           26      5.43
         14,642          201        5.47              9,273          121        5.21             7,289           99      5.48
         16,070          253        6.24             14,344          243        6.77            13,635          214      6.28
     ------------------------                   -------------------------                  -------------------------
        174,190        2,048        4.65            166,467        1,922        4.63           158,460        1,771      4.53
                  -----------------------                     -----------------------                    --------------------
         30,380                                      31,032                                     29,402

          7,787                                       6,560                                      7,176
         16,766                                      14,881                                     15,771
     -----------                                ------------                               ------------

  $     229,123                               $     218,940                              $     210,809
     -----------                                ------------                               ------------
                $      3,922        7.80 %                  $      3,754        7.80 %                 $      3,630      7.99%
                       2,048        4.06                           1,922        4.00                          1,771      3.91
                  -----------------------                     -----------------------                    --------------------

                $      1,874        3.74 %                  $      1,832        3.80 %                 $      1,859      4.08%
                  -----------------------                     -----------------------                    --------------------




 (b) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.
 (c) Installment loans - Bankcard include credit card, ICR, signature and First Choice.



FIRST UNION CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------------------------

                                                                        1999                                               1998
                                                                -------------  -------------------------------------------------

                                                                       First       Fourth       Third       Second        First
(In millions, except per share data)                                 Quarter      Quarter     Quarter      Quarter      Quarter
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                       $        9,968       11,192       9,491        9,708       10,554
Interest-bearing bank balances                                           699        2,916       1,872        2,139        2,708
Federal funds sold and securities
  purchased under resale agreements                                    8,988       14,529      15,090       11,753       11,656
--------------------------------------------------------------------------------------------------------------------------------
        Total cash and cash equivalents                               19,655       28,637      26,453       23,600       24,918
--------------------------------------------------------------------------------------------------------------------------------
Trading account assets                                                10,280        9,759      12,123        9,774        6,985
Securities available for sale                                         39,417       37,434      38,052       36,798       34,252
Investment securities                                                  2,006        2,025       2,121        2,229        3,227
Loans, net of unearned income                                        133,416      135,383     135,689      137,390      133,814
  Allowance for loan losses                                           (1,826)      (1,826)     (1,882)      (1,870)      (1,863)
--------------------------------------------------------------------------------------------------------------------------------
        Loans, net                                                   131,590      133,557     133,807      135,520      131,951
--------------------------------------------------------------------------------------------------------------------------------
Premises and equipment                                                 5,098        5,067       5,079        5,088        5,037
Due from customers on acceptances                                        769        1,268       1,026        1,091        1,156
Other intangible assets                                                4,983        5,036       5,105        5,169        2,931
Other assets                                                           9,157       14,580      10,814        9,727        9,487
--------------------------------------------------------------------------------------------------------------------------------
        Total assets                                          $      222,955      237,363     234,580      228,996      219,944
--------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing deposits                                        31,757       35,614      30,504       33,169       32,184
  Interest-bearing deposits                                          102,467      106,853     104,024      105,429      105,751
--------------------------------------------------------------------------------------------------------------------------------
        Total deposits                                               134,224      142,467     134,528      138,598      137,935
Short-term borrowings                                                 37,377       41,438      51,807       48,897       43,521
Bank acceptances outstanding                                             769        1,281       1,037        1,106        1,151
Other liabilities                                                      9,496       12,055      11,062        8,884        7,793
Long-term debt                                                        24,858       22,949      18,776       14,985       13,738
--------------------------------------------------------------------------------------------------------------------------------
        Total liabilities                                            206,724      220,190     217,210      212,470      204,138
--------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock                                                            -              -           -          -            -
Common stock, $3.33-1/3 par value;
  authorized 2 billion shares                                          3,227        3,274       3,301        3,294        3,243
Paid-in capital                                                        4,906        4,305       4,226        4,190        1,439
Retained earnings                                                      8,106        9,187       9,287        8,708       10,834
Accumulated other comprehensive income, net                               (8)         407         556          334          290
--------------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                    16,231       17,173      17,370       16,526       15,806
--------------------------------------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity            $      222,955      237,363     234,580      228,996      219,944
--------------------------------------------------------------------------------------------------------------------------------
MEMORANDA
Securities available for sale - amortized cost                $       39,419       36,798      37,185       36,280       33,934
Investment securities - market value                          $        2,128        2,162       2,265        2,365        3,315
Shares outstanding (In thousands)                                    968,139      982,223     990,373      988,150      972,775
--------------------------------------------------------------------------------------------------------------------------------




FIRST UNION CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
-----------------------------------------------------------------------------------------------------------------------------------

                                                                         1999                                                1998
                                                                  -------------  --------------------------------------------------

                                                                         First       Fourth        Third       Second        First
(In millions, except per share data)                                   Quarter      Quarter      Quarter      Quarter      Quarter
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Interest and fees on loans                                     $         2,656        2,741        2,869        2,794        2,792
Interest and dividends on securities available for sale                    624          621          604          583          496
Interest and dividends on investment securities                             35           38           39           48           57
Trading account interest                                                   117          186          165          108           87
Other interest income                                                      140          182          214          194          170
-----------------------------------------------------------------------------------------------------------------------------------
        Total interest income                                            3,572        3,768        3,891        3,727        3,602
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits                                                       992        1,074        1,097        1,086        1,059
Interest on short-term borrowings                                          467          584          698          593          498
Interest on long-term debt                                                 333          312          253          243          214
-----------------------------------------------------------------------------------------------------------------------------------
        Total interest expense                                           1,792        1,970        2,048        1,922        1,771
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                                                      1,780        1,798        1,843        1,805        1,831
Provision for loan losses                                                  164          167          239          150          135
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                      1,616        1,631        1,604        1,655        1,696
-----------------------------------------------------------------------------------------------------------------------------------
FEE AND OTHER INCOME
Capital markets
  Trading account profit (loss)                                            112           93          (73)          69           35
  Securities transactions - equity investments                              52            -           17           83            -
  Investment banking                                                       205          140           74          120          124
  Other capital markets income                                             114          109          134          108          123
-----------------------------------------------------------------------------------------------------------------------------------
        Total capital markets                                              483          342          152          380          282
Capital management                                                         499          474          454          448          429
Residential mortgage                                                       195          172          183          145           33
Service charges on deposit accounts                                        287          290          275          273          273
Fees for other banking services                                             90           86           94          105           91
Securities transactions - portfolio                                         25           98          211           25           23
Securitization                                                              71          120           93           18           17
Sundry (a)                                                                 300          160          351          137          201
-----------------------------------------------------------------------------------------------------------------------------------
        Total fee and other income                                       1,950        1,742        1,813        1,531        1,349
-----------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and employee benefits                                           1,184        1,180        1,042        1,044          984
Occupancy                                                                  142          135          150          139          137
Equipment                                                                  203          194          174          172          183
Advertising                                                                 61           68           69           49           37
Communications and supplies                                                123          136          127          110          107
Professional and consulting fees                                            66           91           67           63           90
Other intangible amortization                                               96           98           99           76           75
Merger-related and restructuring charges                                   398          205           24          954           29
Sundry expense                                                             236          380          170          202          196
-----------------------------------------------------------------------------------------------------------------------------------
        Total noninterest expense                                        2,509        2,487        1,922        2,809        1,838
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                               1,057          886        1,495          377        1,207
Income taxes (b)                                                           351           29          500          128          417
-----------------------------------------------------------------------------------------------------------------------------------
        Net income                                             $           706          857          995          249          790
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Basic earnings                                                 $          0.73         0.87         1.02         0.27         0.82
Diluted earnings                                                          0.73         0.87         1.01         0.26         0.81
Cash dividends                                                 $          0.47         0.42         0.42         0.37         0.37
AVERAGE SHARES (In thousands)
Basic                                                                  959,833      980,006      981,659      949,750      965,120
Diluted                                                                968,626      990,890      993,208      962,160      977,155
------------------------------------------------------------------------------------------------------------------------------------

(a) The first quarter of 1999 includes a gain of $182 million ($118 million after tax) on the sale of our investment in Electronic Payment Services, Inc.
(b) Certain corporate and interstate banking entities were reorganized, which resulted in a reduction in the effective federal income tax rate in the fourth quarter of 1998.




FIRST UNION CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                             Three Months Ended
                                                                                                                       March 31,
                                                                                                          ------------------------

(In millions)                                                                                                 1999         1998
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                                           $         706          790
Adjustments to reconcile net income to net cash provided (used) by operating activities
  Accretion and amortization of securities discounts and premiums, net                                         107           39
  Provision for loan losses                                                                                    164          135
  Securitization gains                                                                                         (71)         (17)
  Gain on sale of mortgage servicing rights                                                                     (3)          (2)
  Securities available for sale transactions                                                                   (77)         (23)
  Depreciation and amortization                                                                                245          247
  Trading account assets, net                                                                               (2,019)      (1,003)
  Mortgage loans held for resale                                                                             1,457         (912)
  Gain on sales of premises and equipment                                                                       (2)          (5)
  Other assets, net                                                                                          5,645        3,288
  Other liabilities, net                                                                                    (2,559)         179
--------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                                            3,593        2,716
--------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Increase (decrease) in cash realized from
  Sales of securities available for sale                                                                     7,129        3,438
  Maturities of securities available for sale                                                                1,485          528
  Purchases of securities available for sale                                                                (8,848)     (14,791)
  Maturities of investment securities                                                                          149          496
  Purchases of investment securities                                                                          (132)        (151)
  Origination of loans, net                                                                                   (496)      (1,320)
  Sales of premises and equipment                                                                               38           52
  Purchases of premises and equipment                                                                         (225)        (305)
  Other intangible assets, net                                                                                 (43)         (11)
  Purchase of bank-owned separate account life insurance                                                        (4)         (31)
  Cash equivalents acquired, net of purchases of banking organizations                                           -           80
--------------------------------------------------------------------------------------------------------------------------------
        Net cash used by investing activities                                                                 (947)     (12,015)
--------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increase (decrease) in cash realized from
  Purchases (sales) of deposits, net                                                                        (8,243)         810
  Securities sold under repurchase agreements and other short-term borrowings, net                          (4,061)      11,729
  Issuances of long-term debt                                                                                2,592        1,647
  Payments of long-term debt                                                                                  (683)      (1,351)
  Sales of common stock                                                                                         71          367
  Purchases of common stock                                                                                   (854)        (531)
  Cash dividends paid                                                                                         (450)        (342)
--------------------------------------------------------------------------------------------------------------------------------
        Net cash provided (used) by financing activities                                                   (11,628)      12,329
--------------------------------------------------------------------------------------------------------------------------------
        Increase (decrease) in cash and cash equivalents                                                    (8,982)       3,030
        Cash and cash equivalents, beginning of year                                                        28,637       21,888
--------------------------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents, end of period                                                     $      19,655       24,918
--------------------------------------------------------------------------------------------------------------------------------
NONCASH ITEMS
Increase in securities available for sale and a decrease in trading accounts                         $       1,498            -
Increase in securities available for sale and a decrease in loans                                              917            -
Increase in foreclosed properties and a decrease in loans                                                        4            2
Issuance of common stock for purchase accounting acquisitions                                        $           -          249
--------------------------------------------------------------------------------------------------------------------------------